                                                Filed Pursuant to Rule 424(B)(4)
                                                File No. 333-94189

PROSPECTUS

                       [LOGO OF NORTHERN STAR FINANCIAL]

                                300,000 Shares
                                      of
                                 Common Stock

  Northern Star Financial, Inc. is offering a minimum of 50,000 and a maximum of 300,000 shares of common stock.

  Our common stock is quoted on the OTC Bulletin Board under the symbol
"NSBK."

  The shares will be sold primarily by our sales agent, Berthel Fisher & Company Financial Services, Inc. The sales agent has agreed to use its best efforts to sell the shares offered but must sell a minimum of 50,000 shares in order to sell any shares. The offering is scheduled to end on December 17, 2000, but we may extend the offering until March 18, 2001 at the latest. The minimum purchase requirement is 100 shares and the maximum purchase is 45,000 shares, although we may waive this requirement, in our sole discretion, to sell a lower or higher number of shares.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                  Underwriting
                                                  Discounts and Proceeds to the
                                  Price to Public  Commissions      Company
-------------------------------------------------------------------------------
Per Share.......................    $    10.50      $  0.735      $    9.765
-------------------------------------------------------------------------------
Total (Minimum 50,000 shares)...    $  525,000      $ 36,750      $  488,250
-------------------------------------------------------------------------------
(Maximum 300,000 shares)........    $3,150,000      $220,500      $2,929,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Our common stock is a risky investment. It is not a deposit or an account and is not insured by the Federal Deposit Insurance Corporation or any other government agency. Before investing, you should read the "Risk Factors" section, which begins on page 5 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.


                      [LOGO OF BERTHEL FISHER & COMPANY]


               The date of this Prospectus is September 18, 2000

                    Northern Star Bank Principal Market Area





    [Map of the state of Minnesota showing location of Northern Star Bank's principal market area of Nicollet and Blue Earth counties.]
                         -----------------------------

                               PROSPECTUS SUMMARY

  We encourage you to read the entire prospectus carefully before investing in our common stock. Please note that an investment in our common stock is not a deposit or savings account and is not insured or guaranteed by the FDIC or any other governmental agency.

Our Company

  Northern Star Financial is a one-bank holding company. We provide commercial and retail banking services through our operating subsidiary, Northern Star Bank. We formed Northern Star Bank as a Minnesota start-up bank in January 1999. We serve customers and borrowers located primarily in Mankato, Minnesota and the counties of Blue Earth and Nicollet. On July 15, 1999, we acquired 49% of Homeland Mortgage, LLC, a loan servicer and originator and jointly operated Homeland with First Federal Savings Bank, a majority-owned subsidiary of First Federal Holding Company of Morris, Inc. On September 1, 2000, we sold our minority interest to First Federal Savings Bank for approximately $68,000.

  We are primarily a community bank providing a broad range of commercial and retail banking services designed to meet the borrowing and depository needs of small and medium-sized businesses and consumers in the communities we serve. We offer a full range of deposit accounts that are typically available at banks and savings associations, including checking accounts, commercial accounts, savings accounts and other time deposit accounts. We also provide a range of lending services, including commercial, real estate and consumer loans to individuals, small and medium-sized businesses and professional associations.

  We believe that many businesses and individuals in our market area are under-served by larger regional and national lending institutions that have established operations in our principal market area. As a community bank, we seek to provide our banking customers with the technological and staff support that today's market requires, and make available a broad range of products while providing personalized service. We are managed by individuals who have lived and worked in our market for many years and believe that we can leverage the experience of our management to grow our business. By combining support with the products and services our customers require and our local management and personalized service, we seek to foster a business that enables us to effectively compete in our market with other financial banking institutions of all sizes.

  Our principal executive offices are located at 1650 Madison Avenue, Mankato, Minnesota 56001, and our telephone number is (507) 387-2265.

Strategy

  We believe that rewarding business opportunities exist in the community banking business. The acquisition and consolidation of many community banks by large national and regional banks has diminished or eliminated the presence of community banks from many rural and suburban communities. We believe that there is a need and support for locally operated and managed community banks in many of these communities.

  Our plan is to grow our community banking business through acquisition and branching, and diversify our revenue sources by providing other traditional and non-traditional financial services. We intend to diversify and grow our community banking business by expanding our geographic presence in and outside the State of Minnesota. In connection with our geographic expansion, we intend to expand and diversify our balance sheet to be able to provide a greater level of commercial and agricultural lending and other financial services.

  We intend to grow our community banking business while maintaining the critical components we believe support successful community banking. We intend to operate each of our affiliated community banks using local management and board of directors. We intend to rely on the local community bank's management and board of directors to determine the best interests of each community bank within their particular community and each bank will have authority to make all decisions affecting credit, pricing and the marketing of bank services. We believe the strength and success of a community bank rests, in large part, in the customer's ability to put a human face and touch to their bank service provider. As we increase our number of affiliated community banks, we intend to develop and implement a technology integration strategy to integrate and improve our and our affiliate banks' information management systems and enhance customer service.

  We intend to diversify and expand our business to provide traditional and non-traditional banking services. The recent adoption of the Gramm-Leach-Bliley Act, commonly referred to as the "New Financial Modernization Legislation" may present new opportunities to us by allowing us to provide directly to our customers non-traditional banking services such as insurance and securities brokerage services. We intend to explore our expansion, through acquisition, internal development and the use of strategic alliances with third parties, into non-community banking services.

                                  The Offering

Common Stock Offered....  Minimum: 50,000
                          Maximum: 300,000

Offering Price..........  $10.50 per share.

Common Stock              After the Minimum: 477,600 shares
 Outstanding............  After the Maximum: 727,600 shares

                          In addition, on June 30, 2000 we had options outstanding to purchase 79,600 shares of our common stock and warrants outstanding to purchase 10,000 shares of our common stock.

Use of Proceeds.........  We intend to use the net proceeds to provide additional equity capital to our Bank to make loans and to support our growth strategy.

Proposed Purchases of
 Common Stock...........
                          Our directors and senior officers and certain of our shareholders may purchase common stock in the offering.

                 Northern Star Financial Summary Financial Data

  The following table summarizes certain historical financial data of Northern Star Financial and its subsidiary on a consolidated basis as of and for the fiscal years ending June 30, 1998, 1999 and 2000. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. Northern Star Bank did not commence operation until January 25, 1999. Accordingly, a comparison of operating results for the twelve month periods ending June 30, 1999 and June 30, 2000 may not be meaningful.

                                                       June 30,
                                            ----------------------------------
                                               2000          1999       1998
                                            -----------   ----------   -------
Statement of Income:
Interest income...........................  $ 1,179,388   $  154,875       --
Interest expense..........................      544,505       40,012       --
                                            -----------   ----------
Net interest income.......................      634,883      114,863       --
Provision for loan losses.................      125,250       56,250       --
Other non-interest income.................       62,500       42,449       --
Non-interest expense......................    1,175,530      594,734       --
                                            -----------   ----------
Income (loss) before income tax expense...     (603,397)    (493,672)      --
Income tax expense (benefit)..............          --           --        --
                                            -----------   ----------   -------
Net income (loss).........................  $  (603,397)  $ (493,672)  $(3,959)
                                            ===========   ==========   =======
Balance Sheet:
Assets....................................  $22,983,734   $9,635,608   $14,806
Allowance for loan losses.................      181,500       56,250       --
Deposits..................................   18,193,931    6,164,569       --
Stockholders' equity......................    2,788,404    3,423,702    (3,859)
Per Share Data:
Net income (loss)--basic..................  $     (1.42)  $    (1.60)      --
Net income (loss)--diluted................        (1.42)       (1.60)      --
Book value................................         6.55         8.04       --
Other Data:
Average shares outstanding--basic.........      425,600      307,831        10
Average shares outstanding--diluted.......      425,600      307,831       --
Financial Ratios:
Return on average assets..................        (3.70)%     (22.61)%     --
Return on average stockholders' equity....       (19.43)%     (69.87)%     --
Net interest margin.......................         4.45 %       6.15 %     --
Tier 1 leverage ratio.....................        12.30 %      36.50 %     --
Tier 1 capital to risk-weighted assets....        14.20 %      43.30 %     --
Total capital to risk-weighted assets.....        15.30 %      44.20 %     --
Asset Quality Ratios:
Nonperforming assets to total assets......          N/A          N/A
Nonperforming assets to total loans and
 other real estate owned..................          N/A          N/A
Allowance for loan losses to total loans..         1.06 %       1.00 %     --

                                 RISK FACTORS

  An investment in our common stock involves a high degree of risk. You should invest only after carefully considering the risks described below and elsewhere in this prospectus and only if you can afford to lose your entire investment. An investment in our common stock is not a deposit or savings account and is not insured or guaranteed by the FDIC or any other governmental agency.

We have a limited operating history and have incurred and expect to incur operating losses.

  We just recently commenced banking operations in January 1999. Since that time, we have incurred net losses of $493,672 and $603,397 for our fiscal years ended June 30, 1999 and 2000, respectively. A primary contributor to our loss in fiscal year 2000 was the expenses we incurred from our minority investment in Homeland Mortgage. Homeland Mortgage's revenues have declined as a result, in part, to an increase in mortgage rates. Homeland Mortgage closed one of its offices and reduced its staff in an effort to reduce operating expenses. On September 1, 2000, we sold our minority interest in Homeland to First Federal Savings Bank for approximately $68,000. We cannot assure you that we will attract deposits and develop a loan portfolio sufficient to become profitable in fiscal year 2001 or at any time in the future.

We may not be able to successfully implement our growth strategy.

  In order to achieve and maintain profitability, we must aggressively grow our business. We intend to use the proceeds from this offering to support anticipated increases in our loan portfolio and investments and expansion. Our ability to grow depends in part on our ability to successfully attract deposits, identify loan and investment opportunities, and expand into new markets either through acquisition or by opening new branch locations. In order to successfully manage this growth, we must also maintain cost controls and asset quality throughout our operations. If we are unable to effectively implement our growth strategies, our business may be adversely affected.

Changes in interest rates may adversely impact our profitability.

  Our net income depends principally upon our net interest income. Net interest income is the difference between interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowed funds. Any change in general market interest rates, whether a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on our net income.

  We attempt to manage risks due to changes in market interest rates by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate management techniques do not always produce the financial results anticipated and a rapid increase or decrease in interest rates could adversely effect our financial performance.

Our exposure to credit risk is increased because we focus on commercial lending.

  We make various types of loans, including commercial, consumer, residential mortgage and construction loans. We incur risk in making our loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in our regional economy, risks inherent in dealing with individual borrowers, and in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

  Our loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on our business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Because our loan portfolio contains a significant number of commercial loans, the failure of these loans to perform as expected could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs.

Adverse economic conditions in our primary market may have an adverse impact on us.

  Approximately 70% of all our business is with customers located within Mankato, Minnesota and the counties of Blue Earth and Nicollet. The businesses to whom we make loans are small and medium-sized businesses and are dependent upon the regional economy. Adverse economic and business conditions in our market area could affect our borrowers, their ability to repay their loans and consequently our financial condition and performance.

Our allowances for loan losses may be inadequate to absorb actual future loan losses.

  We believe that our allowance for loan losses is adequate to absorb any inherent losses in our loan portfolio. Management's estimates are used to determine the allowance that is considered adequate to absorb losses in our loan portfolio. Management's estimates are based on historical loan loss experience, specific problem loans, value of underlying collateral, economic conditions and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates that are generally beyond our control, actual loan losses could increase significantly. As a result, such loan losses could exceed current loan allowance estimates.

  Because we have a short operating history, we do not have a seasoned loan portfolio and the ratio of the loan allowance for loan losses to total loans, will likely be increased as our loan portfolio matures. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

  In addition, bank regulatory agencies, as an integral part of their supervisory function, periodically review the adequacy of our allowance for loan losses. Regulatory agencies may require us to increase our provision for loan losses or to recognize further charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on our operating results. We cannot assure you that charge-offs in future periods will not exceed the allowances for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in our net income, or an increase in our operating losses, and possibly a decrease in our capital.

Government regulations significantly affect our business.

  As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System. Our Bank is regulated by the Department of Commerce of the State of Minnesota and the FDIC.

  Federal laws and the laws of the State of Minnesota govern numerous aspects of our Bank's operation including:

  .  adequate capital and financial conditions;

  .  permissible types and amounts of extensions of credit and investments;

  .  permissible acquisitions;

  .  permissible non-banking activities; and

  .  restrictions on dividend payments.

  Federal and the State of Minnesota regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by our Bank and by us. We also undergo periodic examinations and inspections by one or more regulatory agencies. Following such examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowance or to restrict our operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination. Furthermore, the Federal Reserve System reviews and is required to approve our application to acquire any financial institutions. In June 2000, the Federal Reserve denied our application to merge with First Federal Holding Company of Morris, Inc. There is no assurance the Federal Reserve will approve any future application to grow our business through acquisition.

  Our operation must comply with a variety of state and federal consumer protection and similar laws and regulations. Federal and state regulatory restrictions limit the manner in which we may conduct business and obtain financing. These laws and regulations can and do change significantly from time to time, and any such change could adversely affect us.

We are dependent upon our management.

  Our future success depends, in large part, upon the continuing contributions of our key management personnel, including our president, Thomas Stienessen. Mr. Stienessen has been critical to our formation and operation and we believe his leadership is critical to executing our business plan and growing our business. Mr. Stienessen has an employment agreement with us.

We may not be able to successfully compete with other financial institutions.

  We face substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors have advantages including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans which we originate and the interest rate which we receive on these loans.

  In attracting deposits, we compete with other depository institutions, including banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for lending operations.

Forward-looking statements may prove inaccurate.

  The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of us. We have made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this report, filings with the Securities and Exchange Commission, and reports to stockholders. All statements which address our beliefs regarding our market, strategy, events or developments that we expect or anticipate will occur in the future, including those found under the Sections entitled "Our Company," "Strategy," "Management's Discussion and Analysis of Financial Condition of and Results of Operations," "Northern Star Financial, Inc.-- Business--Strategy and Competition," are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. Certain factors that could affect financial performance or cause actual results to vary significantly from estimates contained in or underlying forward looking statements include:

  .  Interest rate fluctuations and other market conditions.

  . Strength of the agricultural, consumer and commercial credit sectors, as well as real estate markets.

  . Changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws, and revised tax law interpretation).

  . Competitive pricing and other pressures on loans and deposits and our ability to maintain market shares in its trade areas.

  .  A downturn in local economic conditions in our primary markets.

  .  Those risks identified under the Section entitled "Risk Factors."

  . Other risks and uncertainties as detailed from time to time in our filings with the Securities and Exchange Commission.

                                USE OF PROCEEDS

  We will receive net proceeds of approximately $318,250 upon completing the sale of the minimum number of shares in this offering and $2,759,500 upon completing the sale of the maximum number of shares, after deducting expenses of the offering (estimated at $170,000) and the sales agent's commission totaling $36,750 upon the sale of the minimum and $220,500 upon the sale of the maximum.

  The following table sets forth the anticipated use of the net proceeds (after deducting the estimated offering expenses and sales agent's commission) by Northern Star Financial based on the sale of the minimum and maximum number of shares.

                                      Minimum(1)              Maximum(2)
                                ---------------------- ------------------------
                                 Dollar  Percentage of   Dollar   Percentage of
                                 Amount  Net Proceeds    Amount   Net Proceeds
                                -------- ------------- ---------- -------------
Northern Star Bank(3).......... $254,600       80%     $2,207,600       80%
Northern Star Financial(4)..... $ 63,650       20%     $  551,900       20%
                                --------      ---      ----------      ---
  Total Net Proceeds........... $318,250      100%     $2,759,500      100%
                                ========      ===      ==========      ===

--------
(1) Assumes the sale of 50,000 shares at $10.50 per share.
(2) Assumes the sale of 300,000 shares of $10.50 per share.
(3) We intend to contribute from time to time as needed net proceeds to our Bank to increase its regulatory capital to make loans, increase its interest-earning assets and enhance its capital ratios.
(4) We intend to use proceeds to support our working capital needs and to fund future internal growth or the geographic expansion of our business. See "Prospectus Summary--Strategy."

  Pending utilization of the net proceeds of this offering, we plan to invest net proceeds in short-term money market investments, high grade commercial paper and interest-bearing bank accounts.

                                DIVIDEND POLICY

  Substantially all of the funds available for the payment of cash dividends are derived from our Bank. Future cash dividends will depend primarily upon our Bank's earnings, financial condition, need for funds, and government policies and regulations that apply to our Bank and to us. We have not and do not currently contemplate the payment of any dividends in the near future. We intend to follow a policy of retaining any earnings to provide funds to operate and expand our business.

                                CAPITALIZATION

  The following table summarizes our capitalization as of June 30, 2000, and our pro forma capitalization as adjusted to reflect the sale of the minimum and maximum number of shares in this offering at $10.50 per share and the application of the estimated proceeds from such offerings as described in the "Use of Proceeds" section of this prospectus. You should read this table in conjunction with our consolidated financial statements (including the notes thereto) included elsewhere in this prospectus.

                                                    June 30, 2000
                                         -------------------------------------
                                                            As Adjusted
                                                      ------------------------
                                           Actual       Minimum      Maximum
                                         -----------  -----------  -----------
Shareholders' equity:
  Common stock, $0.01 par value;
   20,000,000 shares authorized; 427,600
   shares issued and outstanding
   (477,600 shares as adjusted for the
   Minimum and 727,600 shares as
   adjusted for the Maximum)(1)......... $     4,276  $     4,776  $     7,276
  Paid-in capital.......................   3,939,557    4,257,307    6,696,057
  Unearned stock compensation...........     (20,000)     (20,000)     (20,000)
  Accumulated deficit and comprehensive
   loss(2)..............................  (1,135,429)  (1,135,429)  (1,135,429)
                                         -----------  -----------  -----------
  Total shareholders' equity............ $ 2,788,404  $ 3,106,654  $ 5,547,904

--------
(1) Does not include: (i) 36,000 shares of common stock issuable upon exercise of outstanding nonqualified stock options granted to our non-employee directors pursuant to our 1998 Equity Incentive Plan; (ii) 30,800 shares of common stock issuable upon exercise of other outstanding nonqualified options; (iii) 12,800 shares of common stock issuable upon exercise of outstanding incentive stock options; and (iv) 10,000 shares of common stock reserved for issuance under outstanding warrants.
(2) The accumulated deficit and comprehensive loss as of June 30, 2000 is comprised of operating expenses incurred since inception, less operating revenues and unrealized loss, net of tax on securities available for sale.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the OTC Bulletin Board under the symbol "NSBK" since February 2, 1999. Quotations in the following table represent inter-dealer prices, without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                                                                  Common Stock
                                                                ----------------
Fiscal Quarter Ended                                            High Bid Low Bid
--------------------                                            -------- -------
March 31, 1999.................................................  $10.00  $10.00
June 30, 1999..................................................   11.50    9.50
September 30, 1999.............................................   12.00   10.00
December 31, 1999..............................................   11.00   10.00
March 31, 2000.................................................   10.50    9.00
June 30, 2000..................................................    9.00    6.00
Through September 18, 2000.....................................    6.44    5.94

  On September 6, 2000 the last sale price for our common stock was $6.44 per share. On June 30, 2000, there were issued and outstanding 427,600 shares of our common stock held by 49 shareholders of record. Record ownership includes ownership by nominees who may hold for multiple owners.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  You should read the following discussion in conjunction with our consolidated financial statements and the related notes for the years ended June 30, 1999 and 2000 included elsewhere this prospectus. Our consolidated financial statements include Northern Star Financial, Inc. and Northern Star Bank, our wholly-owned subsidiary and our minority investment in Homeland Mortgage Company, LLC.

Business

  Northern Star Financial, Inc. is a bank holding company. Our wholly owned subsidiary, Northern Star Bank, is a Minnesota state-chartered commercial bank. Our principal business is conducted through our Bank, which attracts deposits from the general public and uses these deposits, together with borrowings and other funds, to originate commercial, commercial real estate, residential, agricultural, automobile and other consumer loans. The Bank also originates construction loans and invests in securities.

  Our results of operations are primarily dependent on the net interest income earned from the interest rate spread on earning assets and interest bearing liabilities. The interest rate spread is the difference ("spread") between the average yield on interest-earning assets, such as loans, and investment securities and short-term interest bearing deposits and the average rate paid on interest-bearing liabilities, such as deposits and borrowings. The spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition to credit risk, we are subject to interest rate risk to the degree that our interest-earning assets mature or re-price at different times, or on a different basis, than its interest-bearing liabilities.

  Our results of operations also depend upon the level of non-interest income earned and expenses, including bank fee income, gains or losses on the sale of loans and other assets, provisions for possible loan losses, income derived from subsidiary and investment activities, operating expenses and income taxes. Our operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses.

  Our business is affected by prevailing economic conditions, including federal monetary and fiscal policies, as well as by federal regulation of financial institutions. Our deposit balances are influenced by a number of factors, including interest rates paid on competing personal investments and the level of personal income and savings within the institutions market area. In addition, our deposit balances are influenced by the perceptions of customers regarding the stability of the financial markets and financial services industry. We expect to retain a significant portion of existing deposit balances by offering competitive rates on such deposits. We have adopted a strategy of employing Federal Home Loan Bank (FHLB) advances to supplement deposits. FHLB advances are expected to augment the liquidity necessary to fund lending operations and investment opportunities. Our lending activities are influenced by demand for commercial, consumer and housing loans as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan payments, borrowings, the sale of loans and other assets and funds provided from operations

  Our results of operation also reflect income and losses derived from our minority investment in Homeland Mortgage Company, LLC, our joint venture with First Federal Savings Bank of Morris, Minnesota. Homeland Mortgage makes and brokers residential real estate loans and services these loans for a fee.

Results Of Operations

  The Bank did not commence operations until January 25, 1999. Accordingly, a comparison of our operating results for the fiscal year ended June 30, 2000 and June 30, 1999 may not be meaningful in evaluating our historical operating results and anticipated future operating performance. Our results of operations as of and for the fiscal year ended June 30, 1999 reflect organizational activities and the results of five months of operations following the opening of our Bank on January 25, 1999.

 Fiscal Year Ended June 30, 2000 Compared to June 30, 1999

  We reported interest income of $1,179,388 for the fiscal year ended June 30, 2000. Loan interest income of $906,062 represented the largest portion of our interest income since we had the largest portion of earning assets in our loan portfolio. The weighted average yield earned on our average interest-bearing assets of $14,205,941 was 8.30% for the year and the average rate paid on our interest-bearing liabilities of $10,889,099 was 5.00% for the period. The net interest spread, the difference between the average yield earned on interest earning assets and the average rate paid on interest-bearing liabilities was 3.30%.

  Net interest income (the difference between interest income and interest expense) for the fiscal year ended June 30, 2000, increased $520,021 or 553% to $634,883 from the $114,863 of net interest income earned during fiscal year ended June 30, 1999. The increase in net interest income was due primarily to additional interest earned on loans, as our loan balances increased 340% from $4,882,000 at June 30, 1999, to $16,573,000 at June 30, 2000. Interest income from loans during fiscal year 2000 was $906,062, an increase of $786,058 or 755% from fiscal year 1999. In addition, interest income received on securities available for sale increased by $205,666. Our deposits increased $12,029,362 to $18,193,931 at June 30, 2000 compared to deposits of $6,164,569 at June 30, 1999. Interest expense increased $504,493 to $544,505 during fiscal year 2000.

  Noninterest income, which includes fee income, exclusive of gains or losses on securities transactions, increased $20,051 to $62,500 in fiscal year 2000 compared to $42,449 in fiscal year 1999.

  Noninterest expenses nearly doubled during fiscal year 2000. Noninterest expenses increased $580,796 to $1,175,530 during fiscal year 2000 compared to $534,734 during fiscal year 1999. The primary reasons for the increase in non-interest expenses is (i) the Bank was operational for the entire fiscal year ending June 30, 2000 while it was operational for slightly less than six months (156 days) during the fiscal year ended June 30, 1999; (ii) $86,799 of expenses incurred in connection with our terminated acquisition of First Federal Holding Company of Morris, Inc.; (iii) $120,291 of expenses and joint venture loss associated with our investment in Homeland Mortgage, LLC. Absent the extended period of operations and the nonrecurring expenses incurred in
(ii) and (iii) above, our monthly noninterest operating expenses have remained approximately the same since opening the Bank. Our major expense is compensation and employee benefits, which increased from $247,497 for a part year to $420,352 for a full year. We incurred $55,691 of organizational expenses in fiscal 1999, which was offset by the costs incurred in fiscal 2000 for being a public company.

  We incurred a net loss of $603,397 or $1.42 per basic share for fiscal year 2000 compared to a net loss of $493,672 or $1.60 per basic share for fiscal year 1999. Absent the non-recurring expenses associated with the terminated merger with First Federal Holding Company and expenses incurred in connection with our investment in Homeland Mortgage, LLC, we would have incurred a net loss of $396,307 or ($0.94) per basic share for the fiscal year 2000.

  Northern Star Financial, Inc. accounted for $297,845 or $ (0.70) per share of the operating losses of the Company for fiscal year ended June 30, 2000. Home Land Mortgage, LLC accounted for $113,428 or $ (0.27) per share while Northern Star Bank accounted for $192,124 or $ (0.45) per share of the operating losses.

  Our total assets at June 30, 2000 were $22,984,734, an increase of $13,348,126 from $9,636,608 at June 30, 1999. This increase is due to an increase in securities available for sale at fair value and loans receivable. Securities available for sale amounted to $4,212,387 at June 30, 2000, an increase of $3,467,268 from $745,119 at June 30, 1999. The cost of the securities available for sale was reduced by $57,335 as a result of a decrease in the fair value of these securities. Loan receivables net of an allowance for loan and lease losses increased by $11,691,066 or 340% to $16,572,568 at June 30, 2000 compared to $4,881,502 at June 30, 1999.

  Total liabilities were $20,195,330 at June 30, 2000; an increase of $13,983,424 from $6,211,906 at June 30, 1999 and deposits of $18,193,931 increased $12,029,362 million, or 295%, from $6,164,569 at June 30, 1999. The
Company utilized $1,950,000 in borrowings from the FHLB in order to bridge the gap between the increase in loan receivables and the increase in deposits.

  Total stockholders' equity decreased by $635,298 from $3,423,702 at June 30, 1999 to $2,788,404 at June 30, 2000.

Financial Condition at June 30, 2000

 Assets

  Our total assets grew by $13,348,126 or 139% for fiscal year 2000. The growth in our total assets since the commencement of bank operations on January 25, 1999 has been consistent and significant. We believe that our overall growth to date is due in part to management's efforts in positioning our Bank as a local community bank and in part to the continued consolidation of the financial services industry. We believe that many of our customers joined our Bank after they became dissatisfied with the character of their previous bank after it was acquired by a larger national institution.

  An increase in our interest earning assets in the form of loan receivables and securities increased $15,158,000 during the fiscal year ended June 30, 2000 and accounted for all of the increase in assets on which the Bank earns interest income. The Bank earned interest on 93% of its average assets during the fiscal year ending June 30, 2000. Having more of its assets earning interest helps the Bank improve its level of profitability. The Bank has achieved this higher percentage by several means. Loans are structured to have interest payable in most cases each month so that large amounts of accrued interest receivables (which are non-earning assets) are not built up. In this manner, the interest received can be invested to earn additional interest. We lease our facilities under long-term contracts rather than owning them. This strategy avoids tying up funds that could be earning interest. In addition, we have not found it necessary to increase our investment in furniture, fixtures, and equipment.

 Asset Quality And The Allowance For Credit Losses

  As part of its on-going operations, the Bank incurs an expense in the form of an allowance for credit losses which is provided in recognition that not all loans will be fully paid according to their contractual terms. The Bank is required by regulation, generally accepted accounting principles, and safe and sound banking practices to maintain an allowance that is adequate to absorb losses that are inherent in the portfolio of loans and leases, including those not yet identified.

  A provision for loan and lease loss expense in the amount of $125,250 was made for fiscal year ended June 30, 2000. This is an increase of $69,000 from the $56,250 provided for fiscal year ended June 30, 1999. Our loan loss reserves totaled $181,500 at June 30, 2000 compared to $56,250 at June 30, 1999. The primary reason for an increase in our loan loss reserve was a result of the Bank's higher level of new loans originated during fiscal year 2000.

  The allowance for loan loss was established by a charge to income based on management's evaluation of the known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, and current economic conditions. The Bank has a lower ratio of non-performing loans to total loans than most of its peers and, since its inception, has not incurred any charge-off or related collection expense.

  Management believes that the allowance for loan losses at June 30, 2000 was adequate to cover the losses inherent in the loan and lease portfolios as of that date.

 Deposits

  Funds held on deposit at the Bank in the form of checking, savings, and money market accounts are available to customers on demand. As a result, and because of our relatively small deposit base, total demand deposit account balances are volatile and may vary substantially from period to period. While there occasionally may be decreases in average deposits from one quarter to the next, the overall trend is one of growth. Total deposits held by customers at the Bank increased by $12,029,362 or 195% from $6,164,569 at June 30, 1999 to $18,193,931 at June 30, 2000.

  Increases in deposits have come by maintaining competitive deposit rates, introducing new deposit products, and the successful encouragement of former customers of merged financial institutions to become customers of the Bank.

 Liquidity

  Liquidity is the ability to raise funds on a timely basis at acceptable cost in order to meet cash needs, such as might be caused by fluctuations in deposit levels, customers' credit needs, and attractive investment opportunities. The Bank's objective is to maintain adequate liquidity at all times and has adopted a policy of maintaining a total liquidity position of 15% of total assets.

  The Bank has defined and manages three types of liquidity: (1) "immediate liquidity," which is the ability to raise funds today to meet today's cash obligations, (2) "intermediate liquidity," which is the ability to raise funds during the next few weeks to meet cash obligations over that time period, and
(3) "long term liquidity," which is the ability to raise funds over the entire planning horizon to meet anticipated cash needs due to strategic balance sheet changes. Adequate liquidity is achieved by (a) holding liquid assets, (b) maintaining the ability to raise deposits or borrow funds, and (c) keeping access open to capital markets. Immediate liquidity is provided by the prior day's balance of Federal funds sold and repurchase agreements, any cash in excess of that required to meet customer needs, and unused Federal funds lines from other banks. As a result of the Bank's plan to aggressively grow the amount of interest-earning assets, the Bank will periodically accumulate funds in the form of "Federal funds" while waiting to re-deploy these funds into loans. Federal funds are interest-earning funds that are sold to other banks on an overnight basis and are available to meet current cash needs. The Bank attempts to maintain total sources of immediate liquidity of not less than 5% of total assets.

  Sources of intermediate liquidity include maturities of securities in the earnings portfolio maturing within three months, advances from the FHLB, and deposit increases from special programs. The Bank projects intermediate liquidity needs and sources over the next several weeks based on historical trends, seasonal factors, and special transactions. Appropriate action is then taken to cover any anticipated unmet needs. At fiscal year ended June 30, 2000, the Bank's intermediate liquidity was adequate to meet all projected needs.

  Long term liquidity is be provided by special programs to increase core deposits, reducing the size of the investment portfolios, selling loans, and accessing capital markets. The Company's policy is to address cash needs over the entire planning horizon from actions and events such as market expansions, acquisitions, increased competition for deposits, anticipated loan demand, economic conditions and the regulatory outlook. At fiscal year ended June 30, 2000, the Company's long term liquidity was adequate to meet cash needs anticipated over its planning horizon.

 Fiscal Year Ended June 30, 1999

  We reported interest income of $154,875 for the fiscal year ended June 30, 1999. Net interest income before the provision for loan losses of $114,863 was earned for the period after incurring an interest expense of $40,012. Loan interest income of $120,005 represented the largest portion of our interest income, since we had the largest portion of earning assets in our loan portfolio. The weighted average yield earned on our interest-bearing assets of $1,866,661 was 8.30% for the period and the average rate paid on our interest bearing liabilities of $901,088 was 4.44% for the period. The net interest spread, the difference between the average yield earned on interest earning assets and the average rate paid on interest-bearing liabilities was 3.86%.

  The provision for loan losses was established at $56,250 at June 30, 1999, reflecting our estimate of the amount necessary to adequately reflect possible loan losses. Our allowance for loan losses as a percentage of our year-end loans was 1.14%. Our judgment as to the adequacy of the allowance is based upon an evaluation of the inherent risks in the loan portfolios, which we believe to be reasonable, which may or may not prove to be accurate. Thus, we cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that an additional increase in the loan loss allowance will not be required. We had no charge-offs in 1999.

  We earned non-interest income of $42,499 for the fiscal year ending June 30, 1999, representing service charges on deposit accounts and gains on the sale of residential mortgage loans, partially offset by a loss on the sale of loans of $3,050. As a percentage of average assets, non-interest income was 1.77% for our truncated year of operations ended June 30, 1999.

  We incurred other non-interest expenses of $594,734 for fiscal year ended June 30, 1999, inclusive of costs associated with setting up our Bank's operations. We incurred nonrecurring pre-opening expenses of approximately $304,000 in organizing our Bank's operations. The pre-opening expenses also include $248,000 in organizational costs expensed due to a change in accounting. Staffing at our Bank was at a full-service level beginning the first part of December 1998 for training in preparation for our Bank's opening on January 25, 1999, and other non-interest expenses were incurred in operating our Bank. Non-interest expense included $40,364 in salaries and employee benefits incurred during our initial start-up phase and approximately $15,636 in opening expenses. As a percentage of average assets, non-interest expenses were 24.8%.

  Our net loss for the year ended June 30, 1999 was $493,672.

  At June 30, 1999, we had total assets of $9,635,608, which consisted of cash and due from the banks of $210,662, federal funds sold of $2,533,236, securities and short-term investments of $745,119, FHLB stock of $16,400, net loans of $5,563,095, accrued interest receivable of $59,527, property and equipment of $486,685 and other assets of $20,884. At June 30, 1999, we had liabilities of $6,164,569 in deposits and $47,337 in other liabilities. Stockholders' equity at June 30, 1999 was $3,423,702.

Average Balances, Yields And Rates

  The following tables summarize our weighted average yields earned, weighted average rates paid, interest rate spread and net yield on earning assets and interest-bearing liabilities.

                            Year Ended June 30, 1999      Year Ended June 30, 2000
                          ---------------------------- -------------------------------
                                              Average                         Average
                           Average            Yield or   Average              Yield or
                           Balance   Interest  Rates     Balance    Interest   Rates
                          ---------- -------- -------- ----------- ---------- --------
         Assets
Federal Funds Sold......  $  544,083 $ 26,089   4.79%  $ 1,168,898 $   64,070   5.48%
Investment Securities...      60,531    3,590   5.93%    3,078,085    209,236   6.79%
Loans...................   1,098,410  120,005  10.93%    9,952,085    906,062   9.10%
Other Interest-Earning
 Assets.................     163,637    5,191   3.17%        6,873         20   0.29%
                          ---------- --------  -----   ----------- ----------   ----
  Total Interest Earning
   Assets...............   1,866,661  154,875   8.30%   14,205,941  1,179,388   8.30%
Non-Interest Earning
 Assets.................     526,684                     1,102,641
                          ----------                   -----------
  Total Assets..........  $2,393,345                   $15,308,582
                          ==========                   ===========
    Liabilities and
  Stockholders' Equity
Interest Bearing
 Deposits...............  $  901,088 $ 40,012   4.44%  $10,463,689 $  518,260   4.25%
Other Interest Bearing
 Liabilities............         --       --    0.00%      425,410     26,245   6.17%
                          ---------- --------  -----   ----------- ----------   ----
  Total Interest Bearing
   Liabilities..........     901,088   40,012   4.44%   10,889,099    544,505   5.00%
                                     --------                      ----------
Non Interest Bearing
 Liabilities............     327,003                     1,326,696
                          ----------                   -----------
  Total Liabilities.....   1,228,091                    12,215,795
Stockholders' Equity....   1,165,254                     3,092,787
                          ----------                   -----------
Total Liability and
 Stockholders' Equity...  $2,393,345                   $15,308,582
                          ==========                   ===========
Net Interest Spread.....                        3.86%                           3.30%
Net Interest
 Income/Margin..........             $114,863   6.15%              $  634,883   4.45%
                                     ========  =====               ==========   ====
Ratio of Average
 Interest-Earning Assets
 to Average Interest-
 Bearing Liabilities....                        2.07x                           1.30x

  The average balances for the year ended June 30, 1999 were calculated on an annualized basis, even though we did not have operations for the entire fiscal year.

Rate/Volume Analysis

  The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                      Year Ended June 30,
                                                         2000 vs 1999
                                                   ----------------------------
                                                    Increase (Decrease) Due
                                                              to
                                                   ----------------------------
                                                                 Rate/
                                                   Volume  Rate  Volume   Net
                                                   ------  ----  ------  ------
                                                    (Dollars in Thousands)
Interest income:
  Loans receivable................................ $  968  $(20) $(162)  $  786
  Investment securities...........................    179     1     26      205
  Federal funds sold..............................     30     4      4       38
  Other interest-earning assets...................     (5)   (5)     5       (5)
                                                   ------  ----  -----   ------
    Total interest-earning assets.................  1,172   (20)  (127)   1,024
Interest expense:
  Deposit Accounts................................    425     5     49      478
  Other Liabilities...............................    --    --      26       26
                                                   ------  ----  -----   ------
    Total interest-bearing liabilities............    425     5     75      504
                                                   ------  ----  -----   ------
Net change in net interest income................. $  747  $(25) $(202)  $  520
                                                   ======  ====  =====   ======

Market Risk Management

  Market risk is our risk of loss, arising from adverse changes in market prices and rates, comprised primarily of interest rate risk. Most of our earnings arise from functioning as a financial intermediary. As such, we take in funds from depositors and then either lend the funds to borrowers or invest the funds in securities and other instruments. We earn interest income on the loans and securities and pay interest expense on deposits and other borrowings.

  Net interest income, the primary component of our net income, is determined by the difference or "spread" between the yield earned on interest-earning assets and the rates paid on interest-bearing liabilities and the relative amounts of such assets and liabilities. Because interest-bearing liabilities consist primarily of shorter-term deposit accounts, our interest rate spread can be adversely affected by changes in general interest rates if interest-earning assets are not sufficiently sensitive to changes in interest rates. We have sought to reduce our exposure to changes in interest rates by more closely matching the effective maturities and re-pricing periods of interest-earning assets and interest-bearing liabilities through a variety of strategies, including the origination and purchase of adjustable-rate loans, and the sale of long-term fixed-rate loans.

  With such large proportions of our balance sheet made up of interest-earning assets and interest-bearing liabilities, and with such a large proportion of our earnings dependent on the spread between interest earned and interest paid, it is critical that we measure and manage our interest rate sensitivity. Measurement is done by estimating the impact of changes in interest rates over the next twelve months on net interest income and on net economic value. Net economic value is the net present value of the cash flows arising from assets and liabilities discounted at their acquired rate plus or minus assumed changes.

  We seek to manage interest rate risk by monitoring and controlling the variation in re-pricing intervals between assets and liabilities. To a lesser extent, we also monitor interest rate sensitivity by analyzing the estimated changes in market value of assets and liabilities assuming various interest rate scenarios.

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring our interest rate sensitivity "gap." An asset or liability is said to be interest rate-sensitive within a specific period if it will mature or re-price within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific period of time and the amount of interest-bearing liabilities re-pricing within that same time period. A gap is considered positive when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of rate-sensitive assets.

  We have adopted an Interest Rate Risk and Asset Management Policy that limits the amount of maximum dollar amount of exposure in one-year rate-sensitive assets and one-year rate-sensitive liabilities to 30% of total assets at any calendar quarter end. Our interest rate risk exposure position as of June 30, 2000 was in compliance with this policy.

Interest Rate Sensitivity Analysis

  We continually evaluate the asset mix of our balance sheet in terms of several variables: yields, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, we focus on expanding various funding sources. The interest rate sensitivity position at June 30, 1999 and 2000 is summarized in the following tables. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, for each period is shown at the bottom of each table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity. The tables may not be indicative of our rate sensitivity position at other points in time.

                                           As of June 30, 1999
                            --------------------------------------------------
                            Within   After Three  After One
                            Three    but within   but within   After
                            Months  Twelve Months Five Years Five Years Total
                            ------  ------------- ---------- ---------- ------
                                         (dollars in thousands)
Interest Earning Assets
  Federal Funds Sold......  $2,533     $   --       $  --      $  --    $2,533
  Investment Securities...     --          --          --         745      745
  Loans...................   2,877         241       1,488      1,014    5,620
                            ------     -------      ------     ------   ------
    Total Earning Assets..  $5,410     $   241      $1,488     $1,759   $8,898
                            ======     =======      ======     ======   ======
Interest Bearing
 Liabilities
  Money Market & Now......  $  127     $   --       $  --      $  --    $  127
  Regular Savings.........   3,244         --          --         --     3,244
  Time Deposits...........      30       1,420         329        --     1,779
                            ------     -------      ------     ------   ------
    Total Interest Bearing
     Liabilities..........  $3,401     $ 1,420      $  329     $    0   $5,150
                            ======     =======      ======     ======   ======
Interest Sensitivity Gap..  $2,009     $(1,179)     $1,159     $1,759   $3,748
Cumulative Interest
 Sensitivity Gap..........  $2,009     $   830      $1,989     $3,748   $3,748
Ratio of Interest
 Sensitivity Gap to total
 earning assets...........   22.58%     (13.25)%     13.03%     19.77%   42.13%
Ratio of Cumulative
 Interest Sensitivity Gap
 to total earning assets..   22.58%       9.33 %     22.36%     42.13%   42.13%

                                          As of June 30, 2000
                           ---------------------------------------------------
                           Within   After Three  After One
                           Three    but within   but within   After
                           Months  Twelve Months Five Years Five Years  Total
                           ------  ------------- ---------- ---------- -------
                                         (dollars in thousands)
Interest Earning Assets
  Federal Funds Sold.....  $  304     $   --       $  --      $  --    $   304
  Investment Securities..     --          --        3,279        933     4,212
  Loans..................   7,596         820       4,832      3,891    17,139
                           ------     -------      ------     ------   -------
    Total Earning
     Assets..............  $7,900     $   820      $8,111     $4,824   $21,655
                           ======     =======      ======     ======   =======
Interest Bearing
 Liabilities
  Money Market & Now.....  $1,504     $   --       $  --      $  --    $ 1,504
  Regular Savings........   4,671         --          --         --      4,671
  Time Deposits..........     808       6,589       3,126        --     10,523
                           ------     -------      ------     ------   -------
    Total Interest
     Bearing
     Liabilities.........  $6,983     $ 6,589      $3,126     $  --    $16,698
                           ======     =======      ======     ======   =======
Interest Sensitivity
 Gap.....................  $  917     $(5,769)     $4,985     $4,824   $ 4,957
Cumulative Interest
 Sensitivity Gap.........     917      (4,852)        133      4,957     4,957
Ratio of Interest
 Sensitivity Gap to total
 earning assets..........    4.23%     (26.64)%     23.02%     22.28%    22.89%
Ratio of Cumulative
 Interest Sensitivity Gap
 to total earning
 assets..................    4.23%     (22.41)%      0.61%     22.89%    22.89%

  As evidenced by the tables above, we are cumulatively liability-sensitive at one year and asset sensitive thereafter at June 30, 2000. In a rising interest rate environment, an asset-sensitive position (a positive gap ratio) is generally more advantageous since assets re-price sooner than liabilities. Conversely, in a declining interest rate environment, a liability-sensitive position (a negative gap ratio) is generally more advantageous as interest-bearing liabilities re-price sooner than earning assets. In our case, an increase in interest rates would result in increased earnings, while a decline in interest rates would decrease income. This, however, assumes that all other factors affecting income remain constant.

Loan Portfolio

  Since loans typically provide higher interest yields than do other types of earning assets, our intent is to channel a substantial percentage of our earning assets into the loan category. Total gross loans outstanding, including loans held for sale, were $5,619,345 as of June 30, 1999 and $17,116,878 as of June 30, 2000.

  The following table summarizes the composition of our loan portfolio:

                            As of June 30, 1999    As of June 30, 2000
                           ---------------------- -----------------------
                             Amount    % of Total   Amount     % of Total
                           ----------  ---------- -----------  ----------
Commercial &
 Agricultural............. $1,843,707     32.81%  $ 2,985,277     17.44%
Real Estate--individual...  1,496,460     26.63     3,731,185     21.80
Real Estate--other........    843,394     15.01     4,117,578     24.06
Consumer Loans............  1,435,784     25.55     5,660,632     33.07
Lease Financing...........        --       0.00       622,205      3.64
                           ----------    ------   -----------    ------
  Total Loans............. $5,619,345    100.00%  $17,116,878    100.00%
                           ==========    ======   ===========    ======
Net Deferred Loan
 fees/(costs).............        --                   22,239
Less: Allowance for Loan
 Loss.....................    (56,250)               (181,500)
                           ----------             -----------
  Total Net Loans......... $5,563,095             $16,957,617
                           ==========             ===========

  The principal components of our loan portfolio were mortgage loans and commercial loans which represented 74% of the portfolio at June 30, 1999 and 63% at June 30, 2000. Due to the short time the portfolio has existed, the current mix of loans may not be indicative of the ongoing portfolio mix. We will attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration of collateral.

Maturities and Sensitivity of Loans to Changes in Interest Rates

  The information in the following tables is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following tables summarize loan maturities, by type, and related interest rate characteristics:

                                           As of June 30, 1999
                           ---------------------------------------------------
                            One Year    After One but     After
                            or Less   within Five Years Five Years    Total
                           ---------- ----------------- ---------- -----------
Commercial &
 Agricultural............. $  916,272    $  927,435     $      --  $ 1,843,707
Real Estate--individual...    812,173       334,318        349,969   1,496,460
Real Estate--other........    448,020       297,574         97,800     843,394
Consumer Loans............  1,144,982       290,802            --    1,435,784
Lease Financing...........        --            --             --          --
                           ----------    ----------     ---------- -----------
    Total................. $3,321,447    $1,850,129     $  447,769 $ 5,619,345
                           ==========    ==========     ========== ===========
Loans maturing after one
 year with:
  Fixed Interest Rates....               $  903,715
  Floating Interest
   Rates..................               $1,394,183
                                           As of June 30, 2000
                           ---------------------------------------------------
                            One Year    After One but     After
                            or Less   within Five Years Five Years    Total
                           ---------- ----------------- ---------- -----------
Commercial &
 Agricultural............. $1,236,383    $  966,626     $  782,268 $ 2,985,277
Real Estate--individual...     65,000     1,050,204      2,615,981   3,731,185
Real Estate--other........  1,189,093     2,384,195        544,291   4,117,578
Consumer Loans............  4,369,053     1,032,415        259,165   5,660,633
Lease Financing...........     48,159       574,046            --      622,205
                           ----------    ----------     ---------- -----------
    Total................. $6,907,688    $6,007,485     $4,201,705 $17,116,878
                           ==========    ==========     ========== ===========
Loans maturing after one
 year with:
  Fixed Interest Rates....               $7,855,057
  Floating Interest
   Rates..................               $2,354,133

Provision and Allowance for Loan Losses

  We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential credit problems. Additions to the allowance for loan losses will be made periodically to maintain the allowance at an appropriate level based on our analysis of the potential risk in the loan portfolio.

  On June 30, 1999, our allowance for loan losses was $56,250 or 1.14% of $4,937,752 in loans receivable (net of loans held for sale). On June 30, 2000, our allowance for loan losses was $181,500 or 1.08% of $16,754,068 in loans receivable (net of loans held for sale). Our Bank has not charged off any loans since commencing operations. The provision for loan losses was established primarily as a result of our assessment of general loan loss risk as our Bank recorded its first loans.

  The following tables summarize our Bank's loan loss experience and the allowance for possible loan losses:

                                          For the Year Ended For the Year Ended
                                            June 30, 1999      June 30, 2000
                                          ------------------ ------------------
Balance at Beginning of Period...........      $   --             $ 56,250
Charge-offs..............................          --                  --
Recoveries...............................          --                  --
Net Charge Offs..........................          --                  --
Additions charged to operations..........       56,250             125,250
                                               -------            --------
Balance at End of Period.................      $56,250            $181,500
                                               =======            ========
Ratio of net charge-offs during the
 period to average loans outstanding
 during the period.......................            0%                  0%

  The allowance for loan losses was allocated as follows:

                                For the Year Ended       For the Year Ended
                                  June 30, 1999             June 30, 2000
                             ------------------------ -------------------------
                                     Percent of Loans          Percent of Loans
                                     in Each Category          in Each Category
                             Amount   to Total Loans   Amount   to Total Loans
                             ------- ---------------- -------- ----------------
Commercial & Agricultural... $13,310       32.81%     $ 22,155       17.44%
Real Estate--individual.....  10,974       26.63%       27,611       21.80%
Real Estate--other..........   5,288       15.01%       27,872       24.06%
Consumer Loans..............   5,808       25.55%       24,744       33.07%
Lease Financing.............     --          -- %        4,484        3.64%
Unallocated.................  20,870        0.00%       74,634        0.00%
                             -------      ------      --------      ------
  Total..................... $56,250      100.00%     $181,500      100.00%
                             =======      ======      ========      ======

Investment Portfolio

  At June 30, 1999, our investment securities portfolio represented approximately 8.42% of our earning assets of $8,897,899. We held investments in U.S. Government agency securities with a fair market value of $745,119 and an amortized cost of $749,286, for an unrealized loss of $2,500, net of income taxes. We also held investments in stock of the Federal Home Loan Bank in the amount of $16,400.

  At June 30, 2000, our investment securities portfolio represented approximately 19% of our earning assets of $21,655,000. We held securities available for sale with a fair market value of $4,212,387 and an amortized cost of $4,269,722, for an unrealized loss of $57,335. We also held investments in stock of the Federal Home Loan Bank in the amount of $97,500.

  Contractual maturities and yields on our investments (all available for sale) are summarized in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Over one
                          Within         But within        Over Five
                         One Year Yield  Five Years Yield    Years   Yield    Total    Yield
                         -------- -----  ---------- -----  --------- -----  ---------- -----
As of June 30, 1999:
 US Government
  Agencies..............   $--    0.00%  $  549,286 6.12%  $200,000  7.04%  $  749,286 6.36%
                           ====   ====   ========== ====   ========  ====   ========== ====
As of June 30, 2000:
 US Government
  Agencies..............   $--    0.00%  $3,279,684 6.62%  $923,703  7.37%  $4,212,387 6.79%
                           ====   ====   ========== ====   ========  ====   ========== ====

  Short-term investments in the amount of $2,533,236 at June 30, 1999 and comprised a significant portion of total earning assets. These funds were invested in Federal funds sold on an overnight basis. As our Bank continued to grow, we shifted from primarily overnight investments into the loan portfolio and, to a lesser extent, into the investment securities portfolio.

Deposits and Other Interest-Bearing Liabilities

  As of June 30, 2000, deposits were 84% of interest-bearing liabilities. The following tables summarize deposits by category.

                                           As of June 30, 1999
                         -------------------------------------------------------
                                                            Percentage
                                     Percentage              of Total
                           Ending     of Total    Average    Average   Effective
                           Balance    Deposits    Balance    Deposits    Cost
                         ----------- ---------- ----------- ---------- ---------
Demand Deposit.......... $   998,017    16.19%  $   255,512    22.04%    0.00%
Now.....................     127,387     2.07%       52,395     4.52%    2.56%
Savings.................   3,244,444    52.63%      375,076    32.35%    3.89%
Time Accounts less than
 $100,000...............   1,379,249    22.37%      336,573    29.03%    6.17%
Time Accounts of
 $100,000 or more.......     400,000     6.49%      135,342    11.67%    6.24%
Accrued Interest
 Payable................      15,472     0.25%        4,541     0.39%
                         -----------   ------   -----------   ------
  Total Deposits........ $ 6,164,579   100.00%  $ 1,159,439   100.00%
                         ===========   ======   ===========   ======
                                           As of June 30, 2000
                         -------------------------------------------------------
                                                            Percentage
                                     Percentage              of Total
                           Ending     of Total    Average    Average   Effective
                           Balance    Deposits    Balance    Deposits    Cost
                         ----------- ---------- ----------- ---------- ---------
Demand Deposit.......... $ 1,491,958     8.20%  $ 1,175,786    10.01%    0.00%
Now.....................     387,797     2.13%      290,036     2.47%    2.62%
Savings.................   5,786,894    31.81%    4,580,690    39.01%    4.03%
Time Accounts less than
 $100,000............... $ 8,271,953    45.47%    3,637,155    30.98%    6.15%
Time Accounts of
 $100,000 or more.......   2,129,895    11.71%    1,955,807    16.66%    6.02%
Accrued Interest
 Payable................     125,436     0.69%      102,385     0.87%
                         -----------   ------   -----------   ------
  Total Deposits........ $18,193,932   100.00%  $11,741,860   100.00%
                         ===========   ======   ===========   ======

  Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $5,749,097 at June 30, 1999 and $16,064,037 at June 30, 2000. Our loan to deposit ratio was 90% at June 30, 1999 and 91% at June 30, 2000. The maturity distribution of our time deposits is as follows:

                                         Over 3
                                         Months    Over 6
                               3 Months   to 6   Months to  Over 12
                               or Less   Months  12 Months   Months    Total
                               -------- -------- ---------- -------- ----------
As of June 30, 1999:
  Time Accounts less than
   $100,000................... $30,000  $133,787 $  866,625 $348,837 $1,379,249
  Time Accounts of $100,000 or
   more.......................     --        --     400,000      --     400,000
                               -------  -------- ---------- -------- ----------
    Total..................... $30,000  $133,787 $1,266,625 $348,837 $1,779,249
                               =======  ======== ========== ======== ==========

                                     Over 3     Over 6
                          3 Months Months to  Months to   Over 12
                          or Less   6 Months  12 Months    Months      Total
                          -------- ---------- ---------- ---------- -----------
As of June 30, 2000:
  Time Accounts less than
   $     100,000 ........ $827,363 $1,703,477 $3,411,655 $2,329,459 $ 8,271,953
  Time Accounts of
   $100,000 or more......      --     100,000  1,309,895    720,000   2,129,895
                          -------- ---------- ---------- ---------- -----------
    Total................ $827,363 $1,803,477 $4,721,550 $3,049,459 $10,401,848
                          ======== ========== ========== ========== ===========

Return on Equity and Assets

  The following table summarizes our return (loss) on average assets (net loss divided by average total assets), return on average equity (net loss divided by average equity), and equity to assets ratio (average equity divided by average total assets). Since inception, we have not paid any cash dividends. The payment of dividends by our Bank is subject to limitations imposed by law and governmental regulations.

                                                        For the       For the
                                                      Year Ended    Year Ended
                                                     June 30, 1999 June 30, 2000
                                                     ------------- -------------
Return (loss) on average assets.....................    (22.61)%       (3.70)%
Return (loss) on average equity.....................    (69.87)%      (19.43)%
Equity to assets ratio..............................     35.53 %       19.04 %

Short Term Borrowings

  We had no short-term borrowings during fiscal year 1999. The following table sets forth certain information as to the Bank's FHLB advances as of June 30, 2000. The advances have maturity dates extending from 10/18/00 through 6/25/01.

                                                                 As of and for
                                                                 the Year Ended
                                                                  June 3, 2000
                                                                 --------------
Maximum Balance.................................................   $1,950,000
Average Balance.................................................      425,409
Balance at end of period........................................    1,950,000
Weighted average rate:
  at end of period..............................................         6.66%
  during the period.............................................         6.17%

Capital Adequacy

  There are now two primary measures of capital adequacy for banks and banking holding companies: (i) risk-based capital guidelines and (ii) leverage ratio.

  The risk based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two "tiers." "Tier 1 capital" consists of common stockholders' equity, qualifying preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets. Tier 2 capital consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier 1 capital, and a limited amount of the allowance for credit losses. Banks are required to maintain a minimum risk-based capital ratio of 8.0% with at least 4.0% consisting of Tier 1 capital.

  The second measure of capital adequacy relates to the leverage ratio. The Federal Deposit Insurance Corporation has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into average assets. For all except the highest rated banks, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

  The Federal Reserve Board and the FDIC rules add a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this rule, the agencies have adopted a measurement process to measure interest rate risk. Under this rule, all items reported on the balance sheet, as well as off-balance sheet items, are reported according to maturity, re-pricing dates and cash flow characteristics. A bank's weighted position is used in assessing capital adequacy. The objective of this complex rule is to determine the sensitivity of banks to various rising and declining interest rate scenarios.

  The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), as well as other requirements, established five capital tiers: well-capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. A depository institution's capital tier depends on its capital levels in relation to various relevant capital measures and certain other factors. Depository institutions that are not classified as well capitalized are subject to various restrictions regarding capital distributions, payment of management fees, acceptance of brokered deposits and other operating activities.

  The tables below illustrate our regulatory capital (in thousands) and ratios:

                                                                   To Be Well
                                                                  Capitalized
                                                                  Under Prompt
                                                   For Capital     Corrective
                                                     Adequacy        Action
                                       Actual        Purposes      Provision
                                   -------------- -------------- --------------
                                   Amount Percent Amount Percent Amount Percent
                                   ------ ------- ------ ------- ------ -------
As of June 30, 1999:
  Tier II Capital (to Risk
   Weighted Assets)............... $2,785  44.20% $  504  8.00%  $  630  10.00%
  Tier I Capital (to Risk Weighted
   Assets)........................ $2,729  43.30% $  252  4.00%  $  378   6.00%
  Tier I Capital (to Average
   Assets)........................ $2,729  36.50% $  299  4.00%  $  374   5.00%
As of June 30, 2000:
  Total Capital (to Risk Weighted
   Assets)........................ $2,717   15.3% $1,423   8.0%  $1,779   10.0%
  Tier I Capital (to Risk Weighted
   Assets)........................ $2,535   14.2% $  712   4.0%  $1,068    6.0%
  Tier 1 Capital (to Average
   Assets)........................ $2,535   12.3% $  823   4.0%  $1,028    5.0%

  At June 30, 2000, our Bank is classified as well-capitalized and is in compliance with all regulatory capital requirements. Management anticipates our Bank will continue to be classified as well-capitalized.

  As of June 30, 2000, there were no significant commitments outstanding for capital expenditures.

Impact of Inflation and Changing Prices

  The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

  Since most of the assets and liabilities of a financial institution are monetary in nature, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. Interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude.

Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Retroactive application to financial statements of prior periods is not required. We do not currently have any derivative instruments nor are we involved in hedging activities.

  In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Cost of Start-up Activities" ("SOP 98-5"), which requires costs of start-up activities and organization costs to be expenses as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with earlier application encouraged. We elected to adopt SOP 98-5 early for the year ended June 30, 1999 and as a result, recognized approximately $248,000 in our 1999 consolidated statement of loss which under previous accounting policies would have been amortized over 60 months.

Industry Developments

  The recent adoption of the Gramm-Leach-Bliley Act, commonly referred to as the "New Financial Modernization Legislation" may present new opportunities to us by allowing us to provide non-traditional banking services such as insurance and securities brokerage services. See "Supervision and Regulation."

  From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

Terminated Merger

  On September 30, 1999 the Company entered into an Agreement and Plan of Reorganization to merge with First Federal Holding Company of Morris, Inc. Completion of the merger was subject to regulatory approvals and approval by the shareholders of both companies. On June 26, 2000 the Federal Reserve Board announced that it had denied our application to merge with First Federal Holding Company. As a result, our agreement to merge with First Federal Holding has terminated.

Joint Venture In Homeland Mortgage, LLC.

  In July 1999, we entered into a joint venture with First Federal Savings Bank by acquiring a 49 percent joint interest in Homeland Mortgage Company, LLC, in exchange for a total cash consideration of $196,000. The investment in Homeland is being accounted for using the equity method. Homeland's primary business is originating residential real estate loans that are secured by first and second mortgages and sold into the secondary mortgage market.

  On August 25, 1999 the Federal Reserve Board initiated a policy of increasing interest rates in an effort to reduce the rate of inflation in the economy. The action of the Federal Reserve Board resulted in a slow down in activity associated with the purchase and refinancing of residential properties thereby affecting the ability of Homeland to generate new loans and the related income. For the year ended June 30, 2000, we have incurred a loss from our investment in Homeland of $113,428. On September 1, 2000, we sold our minority interest in Homeland to First Federal Savings Bank for approximately $68,000.

Secondary Stock Offering

  We filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission to register the sale of a maximum of 1,000,000 shares of our common stock. We entered into a an agreement with Banc Stock Financial Services, Inc. whereby Banc Stoc agreed to use its "best efforts" to sell the shares to the public. In July 2000, we were notified by Banc Stock that it has undergone an internal reorganization and will no longer be involved in the underwriting or placement of securities.

  We have entered into an agreement with Berthel Fisher & Company Financial Services, Inc. who agreed to sell, on a "best efforts basis," a minimum of 50,000 shares and a maximum of 300,000 shares to the public. We intend to use the proceeds from the offering as working capital and to provide our Bank with additional capital to make loans and grow its business.

Forward-Looking Information

  This prospectus contains forward-looking statements with respect to the financial conditions, results of operations and business of the Company. These include statements about the Company's plans, objectives, expectations, belief and intentions that are not historical facts. When used in this report, the words "expects", "anticipates", "plans", "believes", "seeks", "estimates", and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressure among financial services companies increases or decreases significantly; (2) changes in the interest rate environment reduce interest margins; (3) general economic conditions, internationally, nationally or in the State of Minnesota, are less favorable than expected; and (4) legislation or regulatory requirements or changes adversely affect the business in which the Company will be engaged.

  Management believes that the major challenge that the Company faces today is pressure on net interest margin, which for the industry as a whole has been declining during the past five years. The cause of the decline has been increased competition from non-bank competitors such as insurance companies and brokerage firms. Management believes that the Company's competitive strength lies in its knowledge of the market place and in providing long-term, relationship orientated banking services by management and employees with strong ties to the Mankato area.

                                   BUSINESS

  Our operating subsidiary is a community bank providing a broad range of commercial and retail banking services designed to meet the borrowing and depository needs of small and medium sized businesses and consumers in the communities we serve. We offer a full range of deposit accounts that are typically available from most banks and savings associations, including checking accounts, commercial accounts, savings accounts and other time deposit accounts. We provide a range of lending services including commercial, real estate and consumer loans to individuals, small or medium-sized businesses and professional associations.

  We believe that these businesses and individuals in our market area are under-served by the larger regional and national lending institutions that have acquired local banking and savings institutions. As a community bank, we seek to provide our banking customers with the technological and staff support that today's market requires, and make available a broad range of products while providing personalized service. We are managed by individuals who have lived and worked in our market for many years and believe that we can leverage the experience of our management to grow our business. By combining support with the products and services our customers require and our local management and personalized service, we seek to foster a business that enables us to effectively compete in our market with other financial institutions of all sizes.

Strategy

  We believe that rewarding business opportunities exist in the community banking business. The acquisition and consolidation of many community banks by large national and regional banks has diminished or eliminated the presence of community banks from many rural and suburban communities. We believe that there is a need and support for locally operated and managed community banks in many of these communities.

  Our plan is to grow our community banking business through acquisition and branching, and diversify our revenue sources by providing other traditional and non-traditional financial services. We intend to diversify and grow our community banking business by expanding our geographic presence in and outside the State of Minnesota. In connection with our geographic expansion, we intend to expand and diversify our balance sheet to be able to provide a greater level of commercial and agricultural lending and other financial services.

  We intend to grow our community banking business while maintaining the critical components we believe support successful community banking. We intend to operate each of our affiliated community banks using local management and board of directors. We intend to rely on each local community bank's management and board of directors to determine the best interests of the community bank within their particular community and each bank will have authority to make all decisions affecting credit, pricing and the market of bank service. We believe the strength and success of a community bank rests, in large part, in the customer's ability to put a human face and touch to their bank service provider. As we increase our number of affiliated community banks, we intend to develop and implement a technology integration strategy to integrate and improve our and our affiliate banks' information management systems and enhance customer service.

  We intend to diversify and expand our business to provide traditional and non-traditional banking services. The recent adoption of the Gramm-Leach-Bliley Act, commonly referred to as the "New Financial Modernization Legislation" may present new opportunities to us by allowing us to provide non-traditional banking services such as insurance and securities brokerage services. See "Supervision and Regulation." We intend to explore our expansion, through acquisition, internal development and the use of strategic alliances with third parties, into non-community banking services.

Products and Services

  We provide a wide variety of commercial and consumer lending and deposit services. We offer these traditional banking products and services to our customers through our loan representatives at our banking office.

  Deposits. Deposits are our principal source of funds. We offer a full range of deposit products that are typically available in most banks and savings associations, including checking accounts, commercial accounts, tiered money market and savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit and sweep accounts. We attempt to offer transaction accounts and time certificates at rates competitive to those offered in the Mankato area. In addition, we offer certain retirement account services and Individual Retirement Accounts
(IRAs).

  Lending Activities. We emphasize a range of lending services, including commercial, real estate, and consumer loans, to individuals and small to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in our market area.

  We offer a variety of commercial, lease and agricultural loans. Equipment loans are typically for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less. Working capital loans typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principal owners of the business. For loans secured by accounts receivable or inventory, the principal amount of a loan will typically be repaid as the assets securing the loan are converted into cash, and in other cases, the principal amount of a loan will typically be due at maturity.

  Our Bank also grants a variety of real estate loans secured by first or second mortgages. These loans generally consist of commercial real estate loans, construction and development loans, and residential real estate loans (home equity loans are included as they are classified as consumer loans). The underwriting criteria for home equity loans and lines of credit will generally be the same as the criteria used when making a first mortgage loan. Home equity lines of credit typically expire ten years or sooner after origination. Loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, and will more likely be fixed in the case of short-term loans. We attempt to reduce our credit risk in our commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, we often review the personal financial statements of the principal owners and require personal guarantees of the principal owners of the collateral property.

  In addition we provide a variety of consumer loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as credit cards. These consumer loans typically carry balances of less than $25,000 and, in the case of non-revolving loans, are amortized over a period not to exceed 60 months. Ninety-day term loans typically bear interest at a fixed rate. The revolving loans typically bear interest at a fixed rate and require monthly payments of interest and a portion of the principal balance.

  Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request is considered and approved, if appropriate, by one of our designated senior loan officers. We have established a directors' loan committee that has lending limits, and any loan in excess of this lending limit must be approved by the directors' loan committee. We do not make any loans to any of our directors, officers, or employees, unless the loan is approved by our Bank's board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with us.

  Our lending activities are subject to a variety of lending limits imposed by federal law. While differing lending limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to our Bank), in general, our Bank is subject to a loan-to-one-borrower limit. Since the enactment of the FIRREA in 1989, we generally may not make loans to one borrower and related entities in an amount which exceeds 15% of our unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. Unless we are able to sell participations in our loans to other financial institutions, we will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

  Other Banking Services. We provide a variety of other services, including cash management services, safe deposit boxes, traveler's checks, and direct deposit of payroll and social security checks. We offer telephone banking and we intend to provide in the future automatic drafts for various accounts. We are associated with a shared network of automated teller machines that may be used by our customers throughout Minnesota and other regions and permit customers to access their funds 24 hours a day from locations outside our primary market area. We also offer MasterCard and VISA credit card services through a correspondent bank as an agent for our Bank.

  We entered into a joint venture in July 1999 with First Federal Savings Bank to form Homeland Mortgage Company, LLC. Homeland was established to serve as a mortgage servicer and originator. Under the terms of the joint venture agreement, we acquired a 49% equity interest in Homeland. On September 1, 2000, we sold our minority interest in Homeland to First Federal Savings Bank for approximately $68,000.

Locations and Service Area

  Our principal market area is the Minnesota counties of Blue Earth and Nicollet, which includes the communities of Mankato, North Mankato, LeHiller, Eagle Lake and Skyline, Minnesota, from which we expect to draw a significant portion of our business. Approximately 85,000 people reside in our principal market area. The 1997 median household income of residents living in our principal market area was approximately $43,000.

Marketing Focus

  Local bank branches of large regional banks and a limited number of small community banks provide the majority of the banking services within our principal market area. We believe there is a need for a locally operated and managed community bank and that we can successfully fill this need. We focus our marketing efforts on attracting and servicing small to medium-sized businesses and individuals. We have utilized, or plan to utilize in the future, newspaper, radio and billboard advertising in our principal market area to promote our products and services and intend to continue to emphasize the customer benefits of our local management and ownership, our community focus, our commitment to providing personalized customer service and our competitive products and services.

Competition

  Our business is highly competitive. We compete with community and national banks, credit unions, thrifts, and non-financial institutions such as insurance companies and investment banks. Currently, our principal market area, the two Minnesota counties of Blue Earth and Nicollet, are served by approximately 40 offices of 21 different banks, two federal savings banks and five credit unions. The Mankato and North Mankato communities are served by four locally chartered commercial banks. During 1999 two of the four bank charters were acquired and a savings bank charter was converted to a commercial bank charter and relocated. Banks and credit unions located outside of the counties of Blue Earth and Nicollet also compete with us. Most, if not all, of our competitors have substantially greater financial resources than us. We believe our competitive strength will lie in providing long-term, relationship-oriented banking services by management and employees with strong ties to the Mankato area. We attempt to target all residents of our principal market area, especially local businesses and homeowners.

Employees

  As of June 30, 2000, our Bank had eight full-time employees and two part-time employee. Northern Star Financial has only one employee, Thomas Stienessen, who is also the President and Chief Executive Officer of our Bank. Our Bank's employees are not represented by a collective bargaining agreement.

Properties

  Our headquarters and our Bank's office is located at 1650 Madison Avenue, Mankato, Minnesota. We have entered into a 10 year lease agreement to rent approximately 5,000 square feet. Pursuant to the lease agreement, we pay monthly rent of approximately $6,042 during the first three years of the lease, $6,250 a month for the next three years, and $6,458 per month for the last four years of the lease term. We have the option to extend the lease term for two consecutive five year periods with a right of first refusal on any additional space that becomes available. Our Bank's office includes a teller line with three tellers, two platform positions, a drive-through window and executive and administrative offices.

Legal Proceedings

  There are no material litigation or other legal proceedings pending against us or any of our property.

                                  MANAGEMENT

Executive Officers and Directors

  The following table lists our directors and executive officers and the senior officers of our Bank. Our directors also serve as directors of our Bank.

   Name                   Age                               Position
   ----                   ---                               --------
Thomas P. Stienessen....  54  Chief Executive Officer, President and Class II Director
Robert H. Dittrich......  62  Class II Director
Dean M. Doyscher(1).....  55  Class III Director
Frank L. Gazzola(1).....  72  Chief Financial Officer, Treasurer, Secretary and a Class II Director
Steven A. Loehr.........  51  Class I Director
Michael P. Reynolds(1)..  57  Class I Director
Thomas J. Reynolds(1)...  63  Chairman and a Class III Director

--------
(1) Member of the Compensation and Audit Committees of the Board of Directors.

  Thomas P. Stienessen has been Chief Executive Officer, President and a Class II director since our formation. He also serves as Chief Executive Officer of our Bank. Prior to forming Northern Star Financial, Mr. Stienessen served as Chief Executive Officer and President of SGL, Inc., a holding company for the Family Bank, where Mr. Stienessen served as Chairman, Chief Executive Officer, President and a Director as well as a member of the Executive and Operating Committees since January 1991. Mr. Stienessen has more than 25 years of experience in banking and in mortgage banking, including consumer, residential, construction, commercial and commercial real estate lending. Mr. Stienessen's experience includes bank marketing, branch management, branch operations, accounting, planning and budgeting, underwriting and correspondent banking and lending. Previous banking experiences include positions as Senior Vice President of TCF Mortgage Corporation and Vice President and Regional Manager of TCF Bank.

  Robert H. Dittrich has been a Class II director of Northern Star Financial since March 1999. Mr. Dittrich has been involved in banking as an owner and director since 1972. Mr. Dittrich is currently the owner and Chairman of American Community Banks and Insurance Agencies in Sleepy Eye, Medford and Chanhassen, Minnesota. Mr. Dittrich is also the owner of Dittrich Specialties of New Ulm and Inver Grove Heights, Minnesota, and Midwest Commodities Brokers and Traders, Inc. in New Ulm, Minnesota.

  Dean M. Doyscher has been a Class III director of Northern Star Financial since its formation. Mr. Doyscher has served as President of Security Management and Realty, Inc. since 1978. Security Management and Realty, Inc. owns and manages commercial property throughout all of rural Minnesota including rural housing projects in over 55 Minnesota cities. Mr. Doyscher attended Mankato State University where he earned both undergraduate and graduate degrees in Urban and Regional Planning. Mr. Doyscher was employed as the Deputy Director of the Model Cities Program for Lewiston, Maine before becoming the Director of Planning for the City of Mankato and Blue Earth County in 1972. During 1973-1976 Mr. Doyscher served as the first Executive Director of the Region Nine Development Commission serving nine counties in South Central Minnesota. Prior to forming his own management and realty company in 1988, Mr. Doyscher served from 1976-1988 as a consultant with Professional Planning and Development, providing rural Minnesota cities with tax increment financing, economic development, zoning and housing plans. Professional Planning and Development was named Minnesota's Economic Developer of the Year in 1988. Mr. Doyscher's other relevant experience includes service as President, Minnesota Planning Association; Director, Minnesota Council for Affordable and Rural Housing; and past member of the Board of Directors, Mid-America, Bank South.

  Frank L. Gazzola has been Chief Financial Officer, Treasurer, Secretary and a Class II director of Northern Star Financial since its formation. Mr. Gazzola has served as President of Frank L. Gazzola, Chartered, Certified Public Accountants since 1987. Mr. Gazzola has been engaged in public accounting for over 25 years, for most of that time as the founder and managing partner of one of Southern Minnesota's largest CPA firms. Mr. Gazzola was a founder of SGL, Inc., a holding company for the Family Bank and served as an officer and director until April 1998. He has served on the boards of numerous civic, commercial and financial enterprises including Mankato District 77 School Board and as a Director and Treasurer of American Western Corporation, a manufacturer of extruded plastic products. Mr. Gazzola attended Columbia University, the University of Minnesota, and Mankato State University from which he received a B.S. in Business Administration.

  Steven A. Loehr has been a Class I director of Northern Star Financial since March 1999. Mr. Loehr had served as President of Homeland Mortgage, LLC, a mortgage banker, from July 1999 through December 31, 1999. From February 1992 to September 1998 he served as Senior Vice President of Voyager Bank.

  Michael P. Reynolds has been a Class I director of Northern Star Financial since its formation. Mr. Reynolds has served as Vice-President of Reynolds Welding Supply Company in Mankato, Minnesota and Welders Supply Company in Wilmar, Minnesota since 1963. Reynolds Welding Supply Company is engaged in the sale of industrial gases and welding supplies and operates in three states. Mr. Reynolds has been involved in many fund raising efforts for the Mankato State University Athletic Department. He previously served as volunteer for the Mankato United Way and is a past president of the Mankato Golf Club. Mr. Reynolds is the brother of Thomas Reynolds.

  Thomas J. Reynolds has been Chairman and a Class III director of Northern Star Financial since its formation. Mr. Reynolds is a Mankato native and has served as President of Welders Supply Company and Reynolds Welding Supply since 1952. Mr. Reynolds served on the Board of Directors for the National Bank of Commerce, presently called Mid-America Bank, for six years from 1984 to 1990. Mr. Reynolds is the brother of Michael Reynolds.

  The number of directors is determined by the shareholders at their annual meeting, subject to the right of the shareholders to change such number between annual meetings and the right of the Board to increase such number between annual meetings. The Board of Directors consists of three classes of directors: Class I who hold office until the 2002 Annual Shareholders Meeting, Class II who hold office until the 2000 Annual Shareholders Meeting and Class III who hold office until the 2001 Annual Shareholders Meeting, or in all cases until their successors are elected. Executive officers are appointed by and serve at the discretion of the Board of Directors. The Board of Directors has a Compensation Committee which provides recommendations concerning salaries and other compensation to be paid to executive officers and administers our employee stock plans and an Audit Committee which is responsible for reviewing our audit process.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Director Compensation

  Directors currently receive directors' fees in the amount of $1,000 per year plus $500 for each Board or Committee meeting attended. In addition, under our 1998 Equity Incentive Plan, persons who were nonemployee directors at the time of adoption of the Plan or who are subsequently elected to the Board of Directors are automatically granted a nonqualified option to purchase 3,000 shares of common stock at fair market value. Each nonemployee director who is re-elected as a director or whose term of office continues after a meeting at which directors are elected is automatically granted an option to purchase 3,000 shares of common stock at fair market value. During fiscal 2000, each current director except Mr. Stienessen received an option to purchase 3,000 shares at $10.50 per share pursuant to the Plan.

Summary Compensation Table

  The following table sets forth certain information regarding compensation paid to the Chief Executive Officer since our formation. No other executive officer received total salary and bonus compensation in excess of $100,000 for fiscal 2000.

                          Summary Compensation Table

                                                          Long-term
                         Annual Compensation            Compensation
                         ------------------- -----------------------------------
                                                                  Securities
Name and Principal             Salary  Bonus Restricted Stock Underlying Options
Position                 Year  ($)(1)   ($)     Award ($)       (# of shares)
------------------       ---- -------- ----- ---------------- ------------------
Thomas P. Stienessen.... 2000 $102,250  --       $21,000(2)         3,000
 Chief Executive Officer
  and President of       1999  100,000  --           --             9,400
 Northern Star Financial
  & Northern Star Bank   1998      --   --           --               --

--------
(1) Compensation to Mr. Stienessen is paid by Northern Star Bank, our wholly-owned subsidiary.
(2) Mr. Stienessen holds 2,000 shares of restricted stock having an aggregate value of $12,000 on June 30, 2000. Dividends, if declared by the Company, will be paid on the shares.

Employment Agreement

  We have entered into a three-year employment agreement with Thomas P. Stienessen pursuant to which Mr. Stienessen will serve as the President and Chief Executive Officer of our Bank. During the term of the agreement, Mr. Stienessen will be paid an annual salary determined by the Board and is eligible to participate in discretionary bonuses that may be authorized by the Board of Directors to senior management of our Bank. Mr. Stienessen will be eligible to participate in any management incentive program of our Bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards thereunder. Additionally, Mr. Stienessen will participate in any retirement, welfare and other benefit programs established by our Bank and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses. Furthermore, if in connection with a change of control of our Bank, Mr. Stienessen is terminated without cause or voluntarily quits because of certain specified reasons, he is entitled to a lump sum payment of 2.99 times his annual base salary.

Option/SAR Grants During 2000 Fiscal Year

  The following table sets forth options we have granted to the Chief Executive Officer during our last fiscal year ended June 30, 2000. We have not granted any stock appreciation rights.

                                               Percent
                                 Number of     of Total
                                 Securities  Options/SARs
                                 Underlying   Granted to  Exercise or
                                Options/SARs Employees in Base Price  Expiration
   Name                           Granted    Fiscal Year   ($/Share)     Date
   ----                         ------------ ------------ ----------- ----------
Thomas P. Stienessen...........    3,000(1)      44.1%      $10.50     12/22/09

--------
(1) Such option is exercisable in three equal annual installments of 1,000 shares each commencing December 22, 2000.

Aggregated Option/SAR Exercises During 2000 Fiscal Year and Fiscal Year End Option/SAR Values

  No options were exercised by the Chief Executive Officer during fiscal 2000. The following table provides information related to the number and value of options held at fiscal year end by the Chief Executive Officer:

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                              Options at Fiscal Year     In-the-Money Options
                                        End              at Fiscal Year End(1)
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
Thomas P. Stienessen........    9,400        3,000         --           --

--------
(1) Value of exercisable/unexercisable in-the-money options is equal to the difference between the fair market value of the common stock at fiscal year end and the option exercise price per share multiplied by the number of shares subject to options. The closing bid price as of June 30, 2000, as quoted on the OTC Bulletin Board, was $6.00.

Interests of Management and Others in Certain Transactions

  Our wholly-owned subsidiary, Northern Star Bank, has entered into a 10-year lease agreement with Colonial Square Partners, Inc. to lease approximately 5,000 square feet of a 18,000 square foot single level, multi-tenant colonial style office building. Dean Doyscher, one of our directors and principal shareholders, is a partner of Colonial Square Partners, Inc. Our Bank invested approximately $204,000 for leasehold improvements, including the construction of walls, windows, and doors, paint, floor tile and carpet, electrical and a drive-through canopy. We obtained an independent appraisal of market rents in our Bank's proposed market. We believe that this transaction is on terms no less favorable to our Bank than could be obtained from an unaffiliated third party.

  Mr. Thomas Stienessen, our President and Chief Executive Officer, paid the organizational expenses of Northern Star Financial and Northern Star Bank until December 31, 1998, when the closing occurred on the minimum amount of our initial public offering. At that time we reimbursed Mr. Stienessen for such expenses in the amount of $47,981 and paid Mr. Stienessen a consulting fee in the amount of $25,000 from the proceeds of the offering.

  We believe that all prior transactions between us and our officers, directors or other affiliates were on terms no less favorable than could have been obtained from unaffiliated third parties on an arm's-length basis. All future transactions, loans and any forgiveness of loans, with directors, officers or stockholders holding more than 5% of our outstanding common stock, or affiliates of any such persons, will be made for bona fide business purposes, will be on terms no less favorable than could be obtained from an unaffiliated third party and will be approved by a majority of the independent outside directors who do not have an interest in the transactions and who have access, at our expense, to our independent legal counsel.

            SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

  The following table provides information as of June 30, 2000, and as adjusted to reflect the sale of the minimum and maximum number of shares in this offering, concerning the beneficial ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, by each executive officer named in the Summary Compensation Table, by each director, and by all of our directors and executive officers as a group. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

                                                                 Percentage of
                                                                  Outstanding
                                                                    Shares
                                               Percentage of     Beneficially
                           Number of Shares  Outstanding Shares   Owned After
                          Beneficially Owned Beneficially Owned    Offering
Name and Address of          Prior to the       Prior to the    ---------------
Beneficial Owned             Offering(1)          Offering      Minimum Maximum
-------------------       ------------------ ------------------ ------- -------
Frank L. Gazzola(2)(3)..        44,400              10.1%         9.1%    6.0%
Steven A. Loehr(2)(4)...        43,400               9.9%         8.9%    5.9%
Thomas P.
 Stienessen(2)(5).......        43,400               9.9%         8.9%    5.9%
Thomas J.
 Reynolds(2)(6).........        44,400              10.1%         9.1%    6.0%
Robert H.
 Dittrich(2)(7).........        37,000               8.6%         7.7%    5.1%
Dean M. Doyscher(2)(8)..        36,000               8.2%         7.4%    4.9%
Michael P.
 Reynolds(2)(9).........         7,200               1.7%         1.5%    1.0%
Joyce Larson(10)........        50,000              11.7%        10.5%    6.9%
Melvin Larson(10).......        50,000              11.7%        10.5%    6.9%
Mesirow Financial
 Inc.(11)...............        33,950               8.0%         7.1%    4.7%
Catalytic Combustion
 Corp. 401(k) Plan(12)..        30,000               7.0%         6.3%    4.1%
Susan L. Baker(13)......        30,000               7.0%         6.3%    4.1%
All directors and
 executive officers as a
 group (7 persons)(14)..       255,800              51.8%        47.1%   32.2%

--------
 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of June 30, 2000, or within sixty days of such date are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.
 (2) The address of each person is 1650 Madison Avenue, Mankato, Minnesota
     55401.
 (3) Includes 12,400 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000.
 (4) Includes 11,400 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000.
 (5) Includes 9,400 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000. Mr. Stienessen shares voting and investment power over such shares with his wife.
 (6) Includes 12,400 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000. Mr. Reynolds shares voting and investment power over such shares with his wife.
 (7) Includes 5,000 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000.
 (8) Includes 11,000 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000. Mr. Doyscher shares voting and investment power over such shares with his wife.
 (9) Includes 6,200 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000.
(10) Includes 25,000 shares held by Melvin Larson and 25,000 shares held by Joyce Larson. The address of both Melvin and Joyce Larson is 5231 Agate Road, Upsala, Minnesota 56384.
(11) The owner's address is 350 North Clark, Chicago, Illinois 60610.
(12) The owner's address is 909 21st Avenue, Bloomer, Wisconsin 54724.
(13) The owner's address is 455 Grove Street, Upper Montclair, New Jersey,
     07043.
(14) Includes 67,800 shares purchasable upon exercise of options presently exercisable or exercisable within 60 days of June 30, 2000.

                          SUPERVISION AND REGULATION

  The following discussion of statutes and regulations affecting bank holding companies and banks is a summary thereof and is qualified in its entirety by reference to such statutes and regulations.

General

  Commercial banking is highly regulated at both the federal and state level. In addition to a variety of generally applicable state and federal laws governing businesses and employers, we are extensively regulated by special laws applicable only to financial institutions. Virtually all aspects of our operations are subject to specific requirements or restrictions and general regulatory oversight. Deposits, reserves, capital, investments, loans, issuance of securities, payment of dividends, mergers and consolidations, electronic funds transfers, management practices, the scope of activities and other aspects of our operations are subject to regulation. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the financial institution and the federal deposit insurance system or the protection of consumers or classes of consumers, rather than the specific protection of our shareholders.

  The highly regulated environment in which we operate is subject to frequent change. Significantly, on November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act. This Act repeals portions of the Glass-Steagall Act, amends The Bank Holding Company Act of 1956 ("BHC Act"), and modifies other laws thereby broadening the permissible range of affiliations among banks, securities firms, insurance companies, and other financial service providers. We cannot fully predict the nature or the extent of any effects which this new law or other possible regulatory changes may have on our business and earnings. Such changes may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities, or enhancing the competitive position of other financial institutions.

Bank Holding Company Regulation

  As noted earlier, Northern Star Financial, Inc. is a bank holding company. A bank holding company is a form of bank ownership and provides an alternative to individuals directly owning a bank's stock. In general, a bank holding company is any company, corporation, or business entity that controls the operation of a bank, whether through stock ownership or other means. Individual investors generally hold stock in the parent holding company instead of directly owning bank stock.

  In addition to serving as a means for holding and owning a bank stock, the holding company structure can be used as a vehicle for acquiring additional banks or for expanding into a wide range of activities. Holding companies also offer a way of consolidating management and operations across these various interests.

  The BHC Act, as amended, is the primary federal law governing the ownership and control of banks by companies. Under the BHC Act, a company considered to be a bank holding company is subject to supervision by the Board of Governors of the Federal Reserve System ("Board"). Further, the Board has responsibility and authority to issue regulations governing bank holding companies. A primary regulation issued by the Board under this authority is Regulation Y.

  Supervision. As a bank holding company, we are subject to supervision by the Board. This supervision generally consists of financial reporting and inspections. With respect to financial reporting, we are required to file with the Board quarterly and annual reports and such additional information as the Board may require. Inspections can be conducted either off-site or on-site as deemed necessary and appropriate by the Board. Further, the Board has authority to take action against us for failing to comply with applicable laws and regulations. Such action is commonly referred to as "enforcement action" and can take several different forms. Examples include cease and desist orders, civil money penalties, and the removal of management officials. The Board may also require that we terminate an activity or terminate control of or liquidate or divest certain nonbank subsidiaries or affiliates when the Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of our insured depository subsidiaries.

  Regulation. As indicated above, bank holding companies such as ours are subject to the BHC Act and Regulation Y, as well as other state and federal laws and regulations. Thus, the following types of activities are subject to regulatory requirements:

  Payment of Dividends. The Board has indicated that banking organizations should generally pay cash dividends out of current operating earnings and the current rate of earnings retention should be consistent with the organization's capital needs, asset quality and overall financial condition. Board policy states that it is inappropriate for a banking organization that is experiencing serious financial problems or that has inadequate capital to borrow to pay dividends. Similarly, the payment of dividends based solely or largely on gains resulting from unusual or nonrecurring events may not be prudent or warranted. Further, the Board believes that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of depository institution subsidiaries or are funded from borrowings or other arrangements that undermine the bank holding company's ability to serve as a source of strength to the subsidiaries. The Board may, and in certain circumstances must, prohibit a bank holding company from making any capital distributions without prior approval of the Board, if the subsidiary depository institution is undercapitalized. The Board also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers or acquisitions.

  In addition to the restrictions on dividends imposed by the Board, under the Minnesota Business Corporation Act, the discretion of our board of directors is constrained by Minnesota Statutes, section 302A.551. Under that section, the board may authorize a dividend only if the directors in good faith, in a manner they reasonably believe to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, determine that we will be able to pay our debts in the ordinary course of business after making a distribution.

  Regulatory Capital Requirements. The Board's capital guidelines establish minimum regulatory capital requirements for bank holding companies for the following categories: (i) a capital leverage measure expressed as a percentage of total assets, (ii) a risk-based measure expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage measure expressed as a percentage of average total consolidated assets. Tier 1 capital consists of common stockholders' equity, qualifying preferred stock, and minority interests in the equity accounts of consolidated subsidiaries. The failure of a bank holding company to meet its capital requirements may result in supervisory action, as well as an inability to obtain approval of any regulatory applications and, potentially, increased frequency of examinations and inspections. The federal bank regulators have previously indicated a desire to raise minimum capital requirements for banking organizations and have suggested that revisions to the capital requirements should be made. The effect of any future change in our required capital ratios cannot be determined at this time.

  Activity Limitations. Under the BHC Act, we must obtain Board approval before we acquire direct or indirect ownership or control of any voting securities of a bank or bank holding company if the acquisition results in our control of more than 5% of the outstanding shares of any class of voting securities of the entity, unless we already own a majority of the voting securities of the entity. We also must obtain prior Federal Reserve approval before we acquire all or substantially all of the assets of a bank or merge or consolidate with another bank holding company. The BHC Act also, in general, limits the activities that we and our subsidiaries may engage in to those so closely related to banking or managing or controlling banks and activities that are so closely related to banking as to be a proper incident thereto. The Board, in making such determinations, considers whether performance of the activities can reasonably be expected to produce benefits to the public without any adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Under Regulation Y, we may engage, subject to Board guidelines and approvals, in such closely-related activities as: (1) extending credit and servicing loans; (2) activities related to extending credit including real estate and personal property appraising, arranging commercial real estate equity financing, check-guaranty services, collection agency services, credit bureau services, asset management, servicing, and collection activities, and acquiring debt in default; (3) leasing personal or real property; (4) operating nonbank depository institutions; (5) trust company functions; (6) financial and investment advisory activities; (7) agency transactional services for customer investments including securities brokerage, riskless principal transactions, private-placement services, futures commission merchant, and other transactional services; (8) investment transactions as principal including underwriting and dealing in government obligations and money market instruments, investing and trading activities, buying and selling bullion and related activities; (9) management consulting and counseling activities; (10) support services including courier services and printing and selling MICR-encoded items; (11) insurance agency and underwriting; (12) community development activities; (13) retail sale of money orders, savings bonds, and traveler's checks; and (14) data processing.

  Under the Gramm-Leach-Bliley Act enacted on November 12, 1999, bank holding companies that decide to become "financial holding companies" and that meet the qualifying criteria will be able to engage in additional activities. Specifically, financial holding companies will be able to engage in activities that are financial in nature or incidental to such financial activities and activities that are complementary to financial activities. The Act identifies a number of activities as financial in nature, including insurance, underwriting, dealing in, or making a market in securities, and merchant banking. These identified activities are in addition to the closely related activities just enumerated. To qualify as a financial holding company, all of the company's subsidiary depository institutions must be well capitalized and well managed and have a satisfactory rating under the Community Reinvestment Act.

Bank Regulation

  The continued earnings and growth of our Bank will be influenced by general economic conditions, the monetary and fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Board. The Board implements national monetary policies by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirement and by varying the discount rate applicable to borrowings by banks from the Federal Reserve System. The actions of the Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

  Supervision. Our Bank, as a state chartered banking corporation, is subject to primary supervision, examination and regulation by the Minnesota Department of Commerce ("DOC") and the Federal Deposit Insurance Corporation ("FDIC"). Various requirements and restrictions under the laws of the State of Minnesota and the United States also affect the operation of our Bank. These statutes and regulations relate to many aspects of the operations of our Bank, including reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and locations of branch offices. Some of these statutes and regulations and their effect on our Bank are discussed below. Moreover, from time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made. The likelihood of any major changes and the impact of such changes are impossible to predict.

  Deposit Insurance. As an FDIC-insured institution, our Bank will be required to pay deposit insurance premium assessments to the FDIC. The amount each insured depository institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. BIF-member institutions classified as well capitalized (as defined by the FDIC) and considered healthy pay the lowest premium (currently 0% of deposits) while BIF-member institutions that are under capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium (currently up to 0.27% of deposits).

  The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged in or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or under agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. We are not aware of any activity or condition that could result in termination of our Bank's deposit insurance.

  Payment of Dividends by our Bank. There are state and federal statutory and regulatory requirements limiting the amount of dividends which may be paid to us by our Bank. Generally, a bank may pay cash dividends out of current operating earnings to the extent that the current rate of earnings retention is consistent with our Bank's capital needs, asset quality and overall financial condition. The governing regulatory agency has the authority to prohibit our Bank from engaging in business practices which the governing regulatory agency considers to be unsafe or unsound. It is possible, depending upon the financial condition of our Bank, that the governing regulatory agency may determine that the payment of dividends to us by our Bank might, under some circumstances, be such an unsafe and unsound practice.

  For example, as a prerequisite to the payment of dividends, Minnesota Statutes, section 48.09, subd. 1, requires our Bank to set aside all of its net profits to a surplus fund until the surplus fund is equal to 20% of our Bank's capital stock, and 10% of its net profits while the surplus fund is equal to between 20% and 50% of our Bank's capital stock. Even when the surplus fund requirements are met, all bank decisions regarding dividends are subject to the approval of the Department of Commerce.

  Common Liability. Under federal law, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default.

  Affiliate Transaction Limitations. Our Bank is subject to certain restrictions imposed by federal law on "covered transactions" between our Bank and its affiliates. These covered transactions are (i) loans or extensions of credit by our Bank to an affiliate, (ii) a purchase of or investment in securities issued by an affiliate, (iii) a purchase of assets from an affiliate (subject to certain exemptions the Board may allow), (iv) the acceptance by our Bank of securities issued by the affiliate as security for a loan to any person or company, and (v) the issuance by our Bank of any guaranty, acceptance, or letter of credit on behalf of an affiliate. In general, (i) covered transactions with any one affiliate cannot exceed 10% of our Bank's capital and transactions with all affiliates cannot exceed 20% of our Bank's capital; (ii) extensions of credit to an affiliate must be collateralized; (iii) low quality assets cannot be purchased from an affiliate; and (iv) all transactions must be on safe and sound terms.

  All covered transactions, and certain other transactions between our bank and our affiliates, must be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to our Bank as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, the terms and circumstances for the affiliate transaction must be those that in good faith would be offered to nonaffiliated companies.

  Regulatory Capital Requirements. Our Bank is required to comply with capital adequacy standards set by the FDIC. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. Banks with capital ratios below the required minimum are subject to certain administrative actions. More than one capital adequacy standard applies, and all applicable standards must be satisfied for an institution to be considered to be in compliance. There are three basic measures of capital adequacy: a total risk-based capital measure, a Tier 1 risk-based capital ratio, and a leverage ratio.

  The risk-based capital measure was adopted to assist in the assessment of capital adequacy of financial institutions by, (i) making regulatory capital requirements more sensitive to differences in risk profiles among organizations; (ii) introducing off-balance-sheet items into the assessment of capital adequacy; (iii) reducing the disincentive to holding liquid, low-risk assets; and (iv) achieving greater consistency in evaluation of capital adequacy of major banking organizations throughout the world. The risk-based guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance-sheet items to broad risk categories. An institution's risk-based capital ratios are calculated by dividing its qualifying capital by its risk-weighted assets.

  Qualifying capital consists of two types of capital components: "core capital elements" ("Tier 1" capital) and "supplementary capital elements" ("Tier 2" capital). Tier 1 capital is generally defined as the sum of core capital elements less goodwill and other intangibles. Core capital elements consist of (i) common shareholders' equity, (ii) noncumulative perpetual preferred stock, subject to certain limitations, and (iii) minority interest in the equity accounts of consolidated subsidiaries. Supplementary capital ("Tier 2" capital) consists of elements such as (i) allowance for loan and lease losses (subject to limitations); (ii) perpetual preferred stock which does not qualify as Tier 1 capital (subject to certain conditions); (iii) hybrid capital instruments and mandatory convertible debt securities; and (iv) term subordinated debt and intermediate-term preferred stock (subject to limitations). The maximum amount of Tier 2 capital that may be included in qualifying total capital is limited to 100% of Tier 1 capital (net of goodwill and certain other intangible assets).

  Under current capital adequacy standards, our Bank must meet a minimum ratio of qualifying total capital to risk-weighted assets of 8%. Of that ratio, at least half, or 4%, must be in the form of Tier 1 capital.

  Banks must also meet a leverage capital requirement. In general the minimum leverage capital requirement is not less than 3 percent Tier 1 capital to total assets if the bank has the highest regulatory rating and is not anticipating or experiencing any significant growth. All other banks should have a minimum of 100 to 200 basis points higher and thus a minimum leverage capital standard of not less than 4 percent. Thus, banks normally are out of compliance with regulatory capital requirements if they have a Tier 1 leverage capital ratio of less than 4 percent.

  As a result of the FDIC Improvement Act of 1991, the federal bank regulatory agencies adopted regulations defining banks as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the law, depending upon a bank's classification, a bank may be directed to prepare and implement a capital restoration plan, to be guaranteed by its parent bank holding company. Further, banks are subject to increased restrictions upon activities and heightened regulatory management as capital classifications decline.

  Generally, under regulations adopted by all of the bank federal regulatory agencies, "well capitalized" has been defined as an institution with a total capital to risk-based asset ratio of 10%, a Tier 1 capital to risk-based asset ratio of 6% and a Tier 1 leverage ratio of 5%. The regulations further provide that an "adequately capitalized" institution must have a total capital to risk-based asset ratio of at least 8%, a Tier 1 capital to risk-based asset ratio of 4% and a Tier 1 leverage ratio of 4%. An institution will be deemed "undercapitalized" if it has total risk-based capital ratio that is less than 8% or has a leverage ratio that is less than 4% (or less than 3% if rated CAMEL 1). Institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio that is less than 3% will be deemed "significantly undercapitalized." Finally, the regulations provide that an institution that has a ratio of tangible equity to total assets that is equal to or less than 2% will be deemed "critically undercapitalized." Federal bank regulatory agencies, including the FDIC, are authorized to down-grade a financial institution from one capital category to the next if an examination reveals that the asset quality, management, earnings or liquidity of that institution are less than satisfactory. Under the regulations, as of September 30, 1999 our Bank is classified as "well capitalized."

  Acquisitions and Branching. Banks, including our Bank, have the authority under Minnesota law to establish branches (referred to under Minnesota law as "detached facilities") in any municipality in the state of Minnesota, subject to receipt of all required regulatory approvals, except a municipality having a population of 10,000 or less, unless all the banks having a principal office in the municipality have consented in writing to the establishment of the branch (this rule is often called the "home town protection rule.")


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

  Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") allows the responsible Federal banking agency to approve applications for mergers of depository institutions across state lines without regard to whether such activity is contrary to state law. Any state could, however, by adoption of a non-discriminatory law after September 29, 1994 and before June 1, 1997, either elect to have this provision take effect before June 1, 1997 or opt-out of the provision. The effect of opting out is to prevent banks chartered by, or having their main office located in, such state from participating in any interstate branch merger. Each state is permitted to retain a minimum age requirement of up to five years, a non-discriminatory deposit cap, and non-discriminatory notice or filing requirements. Only Texas opted-out of the interstate merger provision. The Minnesota legislature has taken action to opt in and has authorized interstate branching effective June 1, 1997. It exercised its discretion, however, to retain a minimum age requirement (or "seasoning requirement") of 5 years. Therefore, our Bank may not be acquired by an out-of-state bank nor may our Bank merge into an out-of-state bank for 5 years after its creation. Nevertheless, the RNA could present acquisition and branching opportunities to the Company, and could allow out-of-state banks easy access to markets currently served by the Company thereby increasing competition.

  Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") requires a financial institution to help meet the credit needs of its entire community, including low-income and moderate-income areas. Federal banking agencies may take CRA compliance into account when regulating and supervising bank and holding company activities; for example, CRA performance may be considered in approving proposed bank acquisitions. The banks are also subject to a variety of consumer protection laws and fair lending laws. Violations of these laws may cause regulators to impose substantial penalties or take other administrative action.

                       DESCRIPTION OF OUR CAPITAL STOCK

General

  Our Amended and Restated Articles of Incorporation (the "Articles") authorize the issuance of 20,000,000 shares of capital stock having a par value of $0.01 per share, of which 15,000,000 shares are common stock and 5,000,000 shares are undesignated.

Common Stock

  General. As of June 30, 2000, 427,600 shares of common stock were issued and outstanding. No share of common stock is entitled to preference over any other share and each such share is equal to other shares of common stock in all respects. In any distribution of capital assets, whether voluntary or involuntary, holders of common stock are entitled to receive pro rata the assets remaining after creditors and holders, if any, of stock with a liquidation preference have been paid in full.

  Voting. Common shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of the common shareholders.

  Dividends, Distributions and Redemptions. Subject to the preferential dividend rights of any subsequent classes or series of stock with such rights and preferences superior to the common stock as our board of directors may designate, the common stock shareholders are entitled to receive dividends as and when declared by our board of directors. However, dividends on our common stock are not contemplated in the foreseeable future. Under the Minnesota Business Corporation Act (the "MBCA"), we may declare and pay dividends on the common stock only if we will be able to pay its debts in the ordinary course of business after making the distribution. In addition, our primary source of cash to make dividend payments is dividends that we receive from our Bank, which may be unable to make payments to us under various applicable regulations. See "--Dividend Policy" and "Supervision and Regulation."

  Federal and state banking laws regulate our ability to pay dividends and redeem our equity securities. No redemptions of any equity securities are permitted without the approval of the Federal Reserve Board if the aggregate amount of such redemptions exceeds 10% of our net worth over a 12-month period. In addition, no redemption of or dividend on the common stock is permitted if it would constitute an unsafe or unsound practice according to the Federal Reserve Board.

  If we were liquidated, our common stockholders would be entitled to receive, pro rata, all assets available for distribution to them after satisfaction of our liabilities and any payment applicable to any preferred stock then outstanding.

  No Cumulative Voting. Our Articles provide that our shareholders will not have cumulative voting rights in the electing of directors. Under cumulative voting, a shareholder could cast that number of votes equal to such shareholder's shares multiplied by the number of directors to be elected in favor of one candidate or among several candidates. Cumulative voting makes it possible for less than a majority of the shareholders to elect one or more members of the board of directors. Under non-cumulative voting, a majority of the voting power of the shareholders entitled to vote can elect the entire board of directors.

  No Preemptive Rights. Our Articles provide that our shareholders will not have any preemptive rights to subscribe for or purchase additional shares of our capital stock. This means that our shareholders will not be entitled to acquire a certain fraction of the unissued securities or rights to purchase our securities before we may offer them to other persons. Preemptive rights enable a shareholder to maintain the shareholder's proportional voting power and proportional rights to receive and other distributions by the company.

Undesignated Stock

  Under governing Minnesota law and our Articles, no action by our shareholders is necessary, and only action of the board of Directors is required, to authorize the issuance of any of the undesignated stock. The board of directors is empowered to establish and to designate each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without shareholder approval, may issue such undesignated shares in one or more series of preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock, provided, however, that the issuance of preferred stock is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our or independent legal counsel.

  It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Northern Star Financial without further action by the shareholders. We have no present plans to issue any shares of preferred stock.

Limitation of Director Liability, Indemnification

  The Minnesota Business Corporations Act ("MBCA") permits Minnesota corporations, in their Articles of Incorporation or Bylaws, to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of a corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the MBCA, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although the MBCA provision does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our Bylaws state that our directors will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) corporate distributions which are in contravention of restrictions in the MBCA, our Articles of Incorporation or Bylaws, or any agreement to which we are a party, or (iv) any transaction from which the director derives an improper personal benefit. Our Bylaws also provide that if the MBCA is later amended, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the MBCA, as so amended. The inclusion of this provision in our Bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders.

  Minnesota Statutes Section 302A.521 provides that our officers and directors have the right to indemnification from us for liability arising out of certain actions. We have included in our Bylaws a provision to indemnify our directors and officers for expenses and liabilities to the fullest extent permitted by Minnesota law.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

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

Anti-Takeover Provisions

  Certain provisions of Minnesota law and our Articles described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance shareholder value, the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board and to discourage an unsolicited takeover, if the board determines that such a takeover is not in our best interests and the best interests of our shareholders. However, these provisions could have the effect of discouraging certain acquisition attempts, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

  Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our voting stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisition by a majority vote of our shareholders. In general, shares acquired without such approval are denied voting rights and are redeemable by us at the then fair market value within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

  Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us, or any of our subsidiaries, with any shareholder who purchases 10% or more of our voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

  Our board of directors may authorize the issuance of additional shares of common stock or, from the 5,000,000 shares of undesignated stock, preferred stock without further action by our shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional common stock or preferred stock provides us with the flexibility necessary to meet our future needs without the delay resulting from seeking shareholder approval. The unissued common stock or preferred stock may be issued from time to time for any corporate purposes, including without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of us. In addition, the sale of a substantial number of shares of common stock or preferred stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or dividend of common stock or preferred stock (or right to receive such shares) to our shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of us. Further, because our board has the power to determine the voting, conversion or other rights of the preferred stock, the issuance of a series of preferred stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of our incumbent management. We do not currently have any plans or commitments to use our authority to effect any such issuance, but we reserve the right to take any action that the board of directors deems to be in the best interests of Northern Star Financial and its shareholders. Furthermore, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporations Act ("MBCA") that could have an anti-takeover effect.

  In addition, certain provisions of our Bylaws will impede changes in majority control of our board of directors. Our Bylaws provide that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus assuming five directors, as currently is the case, it would take two annual meetings for the election of directors to replace a majority of the board.

Transfer Agent and Registrar

  Our Stock Transfer Agent and Registrar is Continental Stock Transfer and Trust Company.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been only a limited public market for our common stock. Future sales of substantial amounts of common stock in the open market may adversely affect the price of the common stock offered hereby and our ability to raise equity capital in the future.

  Upon completion of this offering, we will have a minimum of 477,600 and a maximum of 727,600 shares of common stock outstanding, assuming no exercise of outstanding warrants and options. Of the aggregate amount outstanding, 121,000 shares of common stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or otherwise.

  The shares sold in this offering will be freely tradable, without resale restrictions or further registration under the Securities Act, unless purchased by an "Affiliate" of Northern Star Financial, whose sales would be subject to certain volume limitations and other restrictions described below. An affiliate of the issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Our directors and directors of our Bank would likely be deemed to be affiliates.

  In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares not greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by our affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                 UNDERWRITING

  We have entered into an underwriting agreement with Berthel Fisher & Company Financial Services, Inc. Berthel Fisher has agreed, subject to the terms and conditions of the underwriting agreement, to purchase and underwrite the sale of the shares to the public on a "best efforts basis." Berthel Fisher will act as the Company's exclusive underwriter for a period of six months from the date of this Prospectus.

  We will offer for sale a minimum of 50,000 shares, approximately $525,000, (the "Minimum Amount") and a maximum of 300,000 shares, approximately $3,150,000, (the "Maximum Amount") of the shares to Berthel Fisher for sale by Berthel Fisher to the public. Berthel Fisher is not obligated to purchase any of the shares, but if it does purchase any shares, it must purchase at least the Minimum Amount. If Berthel Fisher does purchase the Minimum Amount, it is not obligated to purchase any additional shares. In the event that the Minimum Amount is not sold, the underwriting agreement shall terminate within 90 days from the date of this Prospectus.

  Berthel Fisher will offer, on a best-efforts basis, the shares to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such price less a concession of $0.63 per share. The maximum purchase is 4.9% of the offering unless we, in our sole discretion, accept a sale for a greater number of shares. Berthel Fisher does not intend to confirm sales to any account over which it has discretionary authority.

  We have granted Berthel Fisher an option, exercisable at any time prior to the Termination Date, to increase the Maximum Amount by up to 30,000 shares, approximately $315,000 (the "Optional Maximum"). The option may be exercised for fewer than all of the shares subject to the option. If the option is exercised, the additional shares will be offered by Berthel Fisher on the same terms as those on which the shares are being offered.

  We have agreed to sell the shares to Berthel Fisher, including the Optional Maximum, at the Price to Public less a 7% underwriting discount and commission. We have agreed to pay Berthel Fisher an investment banking fee equal to $10,000 and a non-accountable expense allowance equal to $25,000.

  In addition, we agreed to issue Berthel Fisher a warrant to purchase a number of shares of our common stock equal to 10% of the number of shares sold by it. The warrant is exercisable commencing one year after the date issued and for a period of four years thereafter, at an exercise price of $12.60 per share. The warrant may not be transferred for a period of one year from the date issued other than by will or pursuant to operation of law, except to persons who are officers and shareholders of Berthel Fisher. The warrant contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events.

  Berthel Fisher and us have agreed to indemnify each other against certain liabilities under the Securities Act of 1933, or to contribute to payments which Berthel Fisher may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to such indemnification provisions, we have been advised that the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

  We will use our best efforts to qualify or register the shares for sale in "non-issuer" transactions, or obtain exemptions from the application of the securities laws of those states designated by Berthel Fisher, to permit marketmaking transactions and secondary trading of the shares in the designated states. We will use our best efforts to comply with the applicable state securities laws and to continue such qualification, registration or exemption for so long as the shares remain outstanding.

  Until the distribution of the shares is complete, the rules of the Securities and Exchange Commission may limit the ability of Berthel Fisher to bid for and purchase the shares. As an exception to these rules, Berthel Fisher is permitted to engage in certain transactions that stabilize the price of the shares. Such transactions consist of stating a bid price for the shares for the purpose of maintaining the price of the shares.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither we or Berthel Fisher make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither we or Berthel Fisher make any representations that Berthel Fisher will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The obligations of Berthel Fisher to act as underwriter in connection with the purchase and sale of the shares contemplated by this Prospectus and to purchase the shares against payment therefor, are subject to certain typical conditions precedent within our control contained in Underwriting Agreement, as of the date of this Prospectus and as of each closing, including: (i) the accuracy of our representations and warranties contained in the Underwriting Agreement; (ii) the performance of our obligations thereunder; (iii) the delivery by us of certain certificates; (iv) the delivery to Berthel Fisher of an opinion of our legal counsel and related bring-down certificates; and (v) the delivery to Berthel Fisher of a letter from our independent accountants and related bring-down certificates.

  The foregoing is a summary of the material provisions of the Underwriting Agreement. Copies of such documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

  The validity of the issuance of the shares offered hereby will be passed upon for us by Fredrikson & Byron, P.A., whose business address is 900 Second Avenue South, Minneapolis, Minnesota 55402.

                                    EXPERTS

  The audited financial statements of Northern Star Financial, Inc. as of June 30, 2000, included in this prospectus and elsewhere in the registration statement, have been audited by Bertram Cooper & Co., LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN GET MORE INFORMATION

  We have filed a registration statement on Form SB-2 under the Securities Act with the SEC in connection with the common stock offered by this prospectus. This prospectus omits certain information, exhibits and undertakings set forth in the registration statement which we have filed with the SEC. You may inspect and copy those materials upon payment of prescribed rates, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC at the following locations: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This information is also available on the Internet at the SEC's website. The address for the web site is: http://www.sec.gov. For further information about us, reference is hereby made to the registration statement and the exhibits thereto. Statements contained in this prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement for a full statement of the provisions thereof. Each such statement in this prospectus is qualified in all respects by such reference.

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                               TABLE OF CONTENTS

Independent Auditors' Report..............................................  F-2

Consolidated Statements of Financial Condition as of June 30, 2000 and
 1999.....................................................................  F-3

Consolidated Statements of Operations for the Year Ended June 30, 2000 and
 1999.....................................................................  F-4

Consolidated Statements of Shareholders' Equity for the Year Ended June
 30, 2000 and 1999........................................................  F-5

Consolidated Statements of Cash Flows for the Year Ended June 30, 2000 and
 1999.....................................................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Northern Star Financial, Inc. and Subsidiary
Mankato, Minnesota 56001

  We have audited the accompanying consolidated statements of financial condition of Northern Star Financial, Inc. and Subsidiary (the Company) as of June 30, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northern Star Financial, Inc. and Subsidiary as of June 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Bertram Cooper & Co., LLP

Waseca, Minnesota
August 10, 2000

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                              June 30,
                                                       -----------------------
                                                          2000         1999
                                                       -----------  ----------
                        ASSETS
Cash and cash equivalents:
  Cash and due from banks............................. $   385,098  $  210,662
  Federal funds sold..................................     304,106   2,533,236
                                                       -----------  ----------
    Total cash and cash equivalents...................     689,204   2,743,898
Securities available for sale, at fair value..........   4,212,387     745,119
FHLB stock, at cost...................................      97,500      16,400
Loans held for sale...................................     385,050     681,593
Loans receivable, net of allowance for loan losses of
 $181,500 in 2000 and $56,250 in 1999.................  16,572,568   4,881,502
Accrued interest receivable...........................     295,303      59,527
Premises and equipment................................     431,932     486,685
Other assets..........................................     299,790      20,884
                                                       -----------  ----------
    Total Assets...................................... $22,983,734  $9,635,608
                                                       ===========  ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Demand deposits..................................... $ 1,880,209  $1,121,450
  Savings deposits....................................   5,786,894   3,244,444
  Time deposits.......................................  10,526,828   1,798,675
                                                       -----------  ----------
    Total deposits....................................  18,193,931   6,164,569
Advances from borrowers for taxes and insurance.......      17,311      23,941
Other borrowings......................................   1,950,000         --
Other liabilities.....................................      34,088      23,396
                                                       -----------  ----------
    Total Liabilities.................................  20,195,330   6,211,906
                                                       -----------  ----------
Shareholders' equity:
  Common stock, par value $0.01 per share, 15,000,000
   shares authorized, 427,600 and 425,600 shares
   issued.............................................       4,276       4,256
  Undesignated stock, par value $0.01 per share,
   5,000,000 shares authorized, no shares issued......         --          --
  Paid in capital.....................................   3,939,557   3,919,577
  Accumulated deficit.................................  (1,101,028)   (497,631)
  Unearned stock compensation (2,000 shares)..........     (20,000)        --
  Accumulated comprehensive income (loss).............     (34,401)     (2,500)
                                                       -----------  ----------
    Total shareholders' equity........................   2,788,404   3,423,702
                                                       -----------  ----------
    Total liabilities and shareholders' equity........ $22,983,734  $9,635,608
                                                       ===========  ==========

  The accompanying notes are an integral part of these consolidated financial statements

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 For the Year Ended June 30,
                                                 -----------------------------
                                                      2000           1999
                                                 --------------  -------------
Interest income:
  Loans receivable.............................. $      906,062  $     120,005
  Securities available for sale.................        209,256          3,590
  Due from banks................................            --           5,191
  Federal funds sold............................         64,070         26,089
                                                 --------------  -------------
    Total interest income.......................      1,179,388        154,875
Interest expense:
  Deposits......................................        518,260         40,012
  Other borrowings..............................         26,245            --
                                                 --------------  -------------
    Total interest expense......................        544,505         40,012
Net interest income.............................        634,883        114,863
Provision for loan losses.......................        125,250         56,250
                                                 --------------  -------------
    Net interest income after provision for loan
     losses.....................................        509,633         58,613
                                                 --------------  -------------
Noninterest income:
  Other fees and service charges................         16,918         45,499
  Gain (loss) on sale of loans..................         43,520         (3,050)
  Other.........................................          2,062            --
                                                 --------------  -------------
    Total noninterest income....................         62,500         42,449
                                                 --------------  -------------
Noninterest expenses:
  Compensation and employee benefits............        420,352        247,497
  Board fees....................................         86,500         70,429
  Occupancy.....................................         82,669         39,556
  Legal and accounting..........................         68,058         35,806
  Printing and supplies.........................         23,535         22,261
  Furniture, fixtures and equipment
   depreciation.................................         56,719         19,453
  Data processing...............................         51,295         16,758
  Organizational expenditures...................            --          55,691
  Merger expenditures...........................         86,800            --
  Subsidiary loss...............................        113,428            --
  Other.........................................        186,174         87,283
                                                 --------------  -------------
    Total noninterest expense...................      1,175,530        594,734
                                                 --------------  -------------
Net loss before income tax benefit..............       (603,397)      (493,672)
Income tax benefit..............................            --             --
Net loss........................................ $     (603,397) $    (493,672)
                                                 ==============  =============
Basic (loss) per share of common stock.......... $        (1.42) $       (1.60)
                                                 ==============  =============

  The accompanying notes are an integral part of these consolidated financial statements

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Accumulative
                                                            Unearned       Other
                          Common  Paid-in    Accumulated     Stock     Comprehensive
                          Stock   Surplus      Deficit    Compensation    Income       Total
                          ------ ----------  -----------  ------------ ------------- ----------
Balance, June 30, 1998..  $  --  $      100  $    (3,959)   $    --      $    --     $   (3,859)
 Comprehensive income:
  Net loss for the year
   ended June 30, 1999..     --         --      (493,672)        --           --
  Unrealized loss on
   available-for-sale
   securities net of tax
   of $1,667............     --         --           --          --        (2,500)
  Comprehensive income..                                                               (496,172)
 Issuance of common
  stock.................   4,256  4,251,744          --          --           --      4,256,000
 Offering costs.........     --    (332,267)         --          --           --       (332,267)
                          ------ ----------  -----------    --------     --------    ----------
Balance, June 30, 1999..   4,256  3,919,577     (497,631)        --        (2,500)    3,423,702
 Comprehensive income:
  Net loss for the year
   ended June 30, 2000..     --         --      (603,397)        --           --
  Unrealized loss on
   available-for-sale
   securities net of tax
   of $22,934...........     --         --           --          --       (31,901)
  Comprehensive income..                                                               (635,298)
 Restricted stock
  award.................      20     19,980          --      (20,000)         --            --
                          ------ ----------  -----------    --------     --------    ----------
Balance, June 30, 2000..  $4,276 $3,939,557  $(1,101,028)   $(20,000)    $(34,401)   $2,788,404
                          ====== ==========  ===========    ========     ========    ==========


  The accompanying notes are an integral part of these consolidated financial statements

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     For the Year Ended June
                                                               30,
                                                     -------------------------
                                                         2000         1999
                                                     ------------  -----------
Cash flows from operating activities:
Interest received on loans and investments.........  $    938,453  $    95,343
Interest paid......................................      (438,658)     (20,391)
Other fees, commissions, and income received.......        16,918       42,449
Cash paid to suppliers, employees and others.......    (1,169,057)    (552,833)
Contributions to charities.........................        (3,730)        (185)
Loans originated for sale..........................    (3,246,235)  (1,863,592)
Proceeds from sale of loans........................     3,586,298    1,185,050
                                                     ------------  -----------
  Net cash used in operating activities............      (316,011)  (1,114,159)
                                                     ------------  -----------
Cash flows from investing activities:
Purchases of available-for-sale securities.........    (4,358,183)    (749,281)
Proceeds from maturities of available-for-sale
 securities........................................       844,968          --
Purchase of FHLB stock.............................       (81,100)     (16,400)
Loan originations and principal payments on loans,
 net...............................................   (11,794,077)  (4,940,802)
Investment in subsidiary...........................      (196,000)         --
Purchase of property and equipment.................       (12,181)    (509,419)
                                                     ------------  -----------
  Net cash used in investing activities............   (15,596,573)  (6,215,902)
                                                     ------------  -----------
Cash flows from financing activities:
Net increase in non-interest bearing demand and
 savings deposit accounts..........................     3,591,832    4,365,700
Net increase in time deposits......................     8,322,688    1,779,250
Net (decrease) increase in mortgage escrow funds...        (6,630)      23,941
Proceeds from FHLB borrowings......................     1,950,000          --
(Payment of) advances from organizers..............           --       (18,665)
Proceeds from sale of common stock net of offering
 costs.............................................           --     3,923,733
                                                     ------------  -----------
  Net cash provided by financing activities........    13,857,890   10,073,959
                                                     ------------  -----------
Net (decrease) increase in cash and cash
 equivalents.......................................    (2,054,694)   2,743,898
Cash and cash equivalents at beginning of year.....     2,743,898          --
                                                     ------------  -----------
Cash and cash equivalents at end of year...........  $    689,204  $ 2,743,898
                                                     ============  ===========
Non-cash investing and financing activities:
Deferred organization costs expensed...............  $        --   $     9,226
                                                     ============  ===========
Undistributed equity loss in subsidiary............  $    113,428  $       --
                                                     ============  ===========
Common stock issued under restricted stock
 agreement.........................................  $     20,000  $       --
                                                     ============  ===========
Reconciliation of net income to net cash provided
 by operating activities
Net loss...........................................      (603,397)    (493,672)
Adjustments:
 Depreciation......................................        66,934       22,732
 Equity loss of subsidiary.........................       113,428          --
 Provision for loan losses.........................       125,250       56,250
 Accretion and (amortization) of premiums and
  discounts, net...................................        (7,221)          (5)
 Loss on sale of loans.............................           --         3,050
 (Increase) decrease in:
 Loans held for sale...............................       296,543     (681,593)
 Accrued interest receivable.......................      (235,776)     (59,527)
 Prepaid income tax................................           --           --
 Other assets......................................      (197,306)      (4,411)
 Increase (decrease) in:
 Accrued interest payable..........................       105,847       19,621
 Other liabilities.................................        19,687       23,396
                                                     ------------  -----------
  Net cash used in operating activities............  $   (316,011) $(1,114,159)
                                                     ============  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            June 30, 2000 and 1999

Note 1. Summary of Significant Accounting Policies

  The following summarizes the significant accounting policies Northern Star Financial, Inc. (the Company) follows in presenting its financial statements.

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Northern Star Bank (the Bank). All significant intercompany transactions and balances are eliminated in consolidation.

  Organization of the Business--The Company was incorporated under the laws of the State of Minnesota on January 22, 1998, for the purpose of becoming a bank holding company for a state chartered commercial bank. On October 9, 1998, the Company commenced an initial public offering of its Common Stock at $10.00 per share. The Company accepted subscriptions to purchase an aggregate of 425,600 shares of its Common Stock. The proceeds from the stock subscriptions amounted to $3,923,733, net of selling expenses. The Bank's charter became effective January 25, 1999 and the Company invested $3,000,500 in the Bank's capital accounts.

  Nature of Business--The Company is a bank holding company whose subsidiary provides financial services. The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make secured and unsecured loans to business and professional concerns and mortgage loans secured by residential real estate and other consumer loans. At June 30, 2000, the Bank operated one retail banking office in Mankato, Minnesota. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

  Use of Estimates--In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

  While management uses available information to recognize losses on loans and foreclosed assets, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

  Cash Equivalents--For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

  Investment Securities--Investment securities available for sale are reported at fair market value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of the related tax effect.

  Premiums and discounts on all investment securities are accreted (deducted) and amortized (added), respectively, to interest income on the straight-line and interest methods over the period to the maturity of the related security.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines. Because no ready market exists for this stock, and it has no quoted market value, the Bank's investment in this stock is carried at cost.

  Effective July 1, 1998, the Company adopted Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income". The statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. The statement requires that all items required to be recognized under accounting standards as components of comprehensive income be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company is comprised entirely of unrealized gains and losses on securities available for sale.

  Loans Held for Sale--Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses on the sale of loans are recorded in noninterest income, based on the net proceeds received and the recorded investment in the loan.

  Loans Receivable--Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-off, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

  The allowance for loan losses was established by a charge to income based on management's evaluation of the known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

  Uncollectible interest on loans contractually past due for three months is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent cash payments are received or until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

  Loan origination fees and certain direct origination costs are capitalized with the net fee or cost recognized as an adjustment to interest income using the interest method.

  Mortgage Loan-Servicing Rights--The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value. The Bank had servicing assets of $303 and $-0- June 30, 2000 and 1999, respectively.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  Premises and Equipment--Leasehold improvements, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to forty years.

  Income Taxes--Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in judgment about the realizability of deferred tax assets, is included in income.

  The Company files consolidated income tax returns with the Bank and they have entered into a tax sharing agreement which provides that the Bank will pay to the Company, or receive a refund from the Company, as if the Bank portion of income tax liability or benefit was separately determined based on the Bank's taxable income or loss.

  Organizational Costs--The Company has elected early adoption of Statement of Position 98-5 ("Reporting on the Costs of Start-up Activities" issued April 3, 1998 by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants) and has expensed its cumulative organization and start-up costs. Costs deferred in the period ended June 30, 1998 of $9,226 were expensed in fiscal year ended June 30, 1999.

  Reclassifications--Certain amounts in the financial statements for the prior year have been reclassified to conform to current financial statement presentation.

  Earnings Per Share--Basic earnings per share (EPS) is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding shares reduced by the effect of stock options and warrants. The stock subscriptions described in Organization of the Business were contingently issuable subject to the Bank charter approval which occurred January 25, 1999 and included in the denominator of EPS as of the date of the Company's Registration Statement, resulting in 425,600 and 307,831 weighted average shares outstanding as of June 30, 2000 and 1999, respectively.

  Diluted EPS is the same as basic EPS because the option and warrant shares were granted at a price greater than the current operating period market price and those shares are not "in the money".

  Nonvested restricted stock compensation is to be considered outstanding as of its issuance date for computing diluted EPS even though it is contingent upon future time-related vesting and is not included in basic EPS until the time-based vesting restriction has lapsed.

  Fair Values of Financial Instruments--SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimated cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  The following methods and assumptions were used by the Company in estimating its fair value disclosures, presented in Note 13,for financial instruments:

  Cash and cash equivalents: The carrying amounts reported in the statements of financial condition for cash and cash equivalents equal their fair values.

  Debt and equity securities: Fair values for debt and equity securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  FHLB stock: The carrying amount of FHLB stock approximates fair value.

  Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate, rental property mortgage loans, and commercial and industrial loans) are estimated using discounted cash flow analyses, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality giving consideration to estimated prepayment and credit loss factors. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

  Accrued interest receivable: The carrying amount of accrued interest receivable approximates fair value.

  Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates fair value.

  Advance payments by borrowers for taxes and insurance (escrow accounts): The carrying amount of escrow accounts approximate fair value.

  Loan commitments: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

Note 2. Debt and Equity Securities

  The amortized costs and approximate fair values of debt and equity securities are summarized as follows:

                                                Gross      Gross
                                   Amortized  Unrealized Unrealized
                                      Cost      Gains      Losses   Fair Value
                                   ---------- ---------- ---------- ----------
   June 30, 2000:
   Debt securities available for
    sale:
     U.S. Government and agency
      obligations................. $4,269,722    $--      $(57,335) $4,212,387
                                   ==========    ====     ========  ==========
   June 30, 1999:
   Debt securities available for
    sale:
     U.S. Government and agency
      obligations................. $  749,286    $--      $ (4,167) $  745,119
                                   ==========    ====     ========  ==========

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  There were no sales of securities during the year ended June 30, 2000.

  The amortized cost and estimated market value of debt securities at June 30, 2000, by contractual maturity, are shown below.

                                                           Available for Sale
                                                          ---------------------
                                                          Amortized  Estimated
                                                             Cost    Fair Value
                                                          ---------- ----------
   Due from one to five years............................ $3,319,782 $3,279,684
   Due from five to ten years............................    949,940    932,703
                                                          ---------- ----------
     Total............................................... $4,269,722 $4,212,387
                                                          ========== ==========

Note 3. Loans Receivable

  Loans receivable at June 30, consist of the following:

                                                           2000         1999
                                                        -----------  ----------
   Commercial.......................................... $ 2,913,782  $1,843,707
   Real Estate.........................................   7,415,562   1,658,261
   Consumer............................................   6,402,485   1,435,784
                                                        -----------  ----------
       Total loans receivable..........................  16,731,829   4,937,752
   Add:
     Deferred loan costs...............................      29,799         --
   Less:
     Allowance for loan losses.........................    (181,500)    (56,250)
     Deferred loan fees................................      (7,560)        --
                                                        -----------  ----------
       Loans receivable, net........................... $16,572,568  $4,881,502
                                                        ===========  ==========

  A summary of the activity in the allowance for loan losses is as follows:

                                                                 2000    1999
                                                               -------- -------
   Balance, beginning of period............................... $ 56,250 $     0
   Provision for losses.......................................  125,250  56,250
                                                               -------- -------
   Balance, end of period..................................... $181,500 $56,250
                                                               ======== =======

  In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Loan activity in these accounts for the year ended June 30, is as follows:

                                                           2000         1999
                                                        -----------  ----------
   Beginning balance................................... $   957,542  $        0
   New loans...........................................   2,996,101   2,380,520
   Participations sold.................................  (1,772,748)   (985,000)
   Less: Repayments....................................  (1,245,394)   (437,978)
                                                        -----------  ----------
   Ending balance...................................... $   935,501  $  957,542
                                                        ===========  ==========

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

Note 4. Accrued Interest Receivable

  Accrued interest receivable at June 30, is summarized as follows:

                                                                  2000    1999
                                                                -------- -------
   Investment securities....................................... $ 64,286 $12,191
   Loans receivable............................................  231,017  47,336
                                                                -------- -------
     Total..................................................... $295,303 $59,527
                                                                ======== =======

Note 5. Premises and Equipment

  Premises and equipment at June 30, consists of the following:

                                                               2000      1999
                                                             --------  --------
   Leasehold improvements................................... $205,144  $200,035
   Furniture and equipment..................................  316,454   309,382
                                                             --------  --------
     Total..................................................  521,598   509,417
   Less accumulated depreciation............................  (89,666)  (22,732)
                                                             --------  --------
     Premises and equipment, net............................ $431,932  $486,685
                                                             ========  ========

Note 6. Deposits

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $2,100,000 and $400,000 as of June 30, 2000 and
1999, respectively. Deposited amounts in excess of $100,000 are not insured by the Federal Deposit Insurance Company.

  At June 30, 2000, the scheduled maturities of time deposits are as follows:

   2001............................................................. $ 9,600,627
   2002.............................................................     452,000
   2003.............................................................     389,701
   2004.............................................................      84,500
                                                                     -----------
     Total.......................................................... $10,526,828
                                                                     ===========

  Interest expense by category follows:

                                                                 For the Year
                                                                    Ended
                                                                   June 30,
                                                               ----------------
                                                                 2000    1999
                                                               -------- -------
   Demand deposits............................................ $  7,625 $ 1,430
   Savings deposits...........................................  169,794  13,363
   Time deposits..............................................  340,841  25,219
                                                               -------- -------
     Total interest expense................................... $518,260 $40,012
                                                               ======== =======

  Deposits by related parties were approximately $4,082,000 and $658,000 as of June 30, 2000 and 1999, respectively. In addition, as of June 30, 2000 approximately $3,200,000 of deposits were from one related party and his corresponding business.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

Note 7. Other Borrowed Funds

  Borrowed funds consisted of advances from Federal Home Loan Bank (FHLB) in the amount of $1,950,000 as of June 30, 2000. The advances mature as follows:

                                                                  Amount   Rate
                                                                ---------- -----
   Date of Maturity
     September 18, 2000, fixed rate............................ $  300,000 6.33%
     October 18, 2000, fixed rate..............................    425,000 5.85%
     February 20, 2001, fixed rate.............................    475,000 7.15%
     June 25, 2001, fixed rate.................................    750,000 6.94%
                                                                ---------- -----
                                                                $1,950,000 6.85%
                                                                ========== =====

  These borrowings are collateralized by the FHLB stock, first and second mortgage loans of approximately $1,900,000 and mortgage back securities of approximately $1,000,000.

Note 8. Income Taxes

  The Company incurred no current tax expense because of its operating loss and its deferred tax benefit was reduced by a valuation allowance to zero. A reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes is as follows:

                                                         For the Year Ended
                                                              June 30,
                                                         --------------------
                                                           2000       1999
                                                         ---------  ---------
   Pretax loss.......................................... $(603,397) $(493,672)
                                                         ---------  ---------
   Income tax (benefit) computed at federal statutory
    tax rate............................................ $(205,155) $(167,848)
   Increase (decrease) resulting from:
     Nondeductible expenses.............................     6,830        718
     State income tax benefit, net of federal tax
      benefit...........................................   (42,494)   (28,751)
     Valuation allowance................................   240,819    195,881
                                                         ---------  ---------
       Total tax benefit................................ $     --   $     --
                                                         =========  =========

  Temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that create deferred tax assets and liabilities are as follows:

                                                           June 30,   June 30,
                                                             2000       1999
                                                           ---------  ---------
   Deferred tax assets:
     Net operating loss carryover......................... $ 316,000  $  86,052
     Deferred organization expenses.......................    70,709     90,867
     Allowance for loan losses............................    72,600     22,500
     Securities unrealized losses.........................    22,934      1,667
     Less valuation allowance.............................  (436,700)  (197,465)
                                                           ---------  ---------
       Subtotal...........................................    45,543      3,621
                                                           ---------  ---------
   Deferred tax liabilities:
     Deferred loan fees/costs, net........................     9,203        --
     Depreciation and basis adjustment....................    13,406      1,954
                                                           ---------  ---------
       Subtotal...........................................    22,609      1,954
                                                           ---------  ---------
       Net deferred tax assets............................ $  22,934  $   1,667
                                                           =========  =========

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  At June 30, 2000 the Company has a cumulative net operating loss carryover for tax purposes of approximately $800,000 subject to a 20 year limitation.

Note 9. Stock Options

  In August 1998 the Company adopted the 1998 Equity Incentive Plan (the "Plan") and reserved 41,700 shares of common stock for issuance pursuant to the Plan to certain employees and directors of the Company and its subsidiary. In addition, the Company granted to its organizing directors options to purchase an aggregate 30,800 shares outside the Plan. These plans provide for the granting of incentive stock options as defined in Section 422 of the Internal Revenue Service Code as well as nonqualified stock options (collectively stock options).

  In October 1999 the Company amended the Plan and reserved an additional 75,000 shares of its common stock for issuance. The options vest over a period ranging from immediate to 3 years and must be exercised within 10 years of grant date

  The following summarizes the stock option activity:

                                                                   Weighted Avg.
                                   Shares Available Options Shares   Exercise
                                      for Grant      Outstanding       Price
                                   ---------------- -------------- -------------
   At June 30, 1998...............         --              --            --
   Organizers shares..............      30,800             --            --
   1998 Plan Created..............      41,700             --            --
   Granted........................     (54,800)         54,800         10.00
   Exercised......................         --              --            --
                                       -------          ------        ------
   At June 30, 1999...............      17,700          54,800         10.00
   1998 Plan Amended..............      75,000             --            --
   Granted........................     (24,800)         24,800         10.50
   Exercised......................         --              --            --
                                       -------          ------        ------
   At June 30, 2000...............      67,900          79,600        $10.16
                                       =======          ======        ======

  A summary of the status of the stock options as of and for the year ended June 30, 2000 is presented below:

                                                                   Weighted Avg.
                                                                     Exercise
                                                            Shares     Price
                                                            ------ -------------
   Granted................................................. 79,600    $10.16
   Outstanding............................................. 79,600    $10.16
   Exercisable............................................. 44,800    $10.00

   Stock options          Weighted average               Weighed average contractual
      Issued                 fair value                  life of options outstanding
   -------------          ----------------               ---------------------------
       1999                    $4.33                                 8.7
       2000                    $3.06                                 9.4

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), provides for companies to recognize compensation expense associated with stock-based compensation plans over the anticipated service period based on the fair value of the award on the date of grant. However, SFAS 123 allows companies to continue to measure compensation costs prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  The Company elected to follow APB 25 and related Interpretations in accounting for its employee stock options. Under APB 25, the exercise price of the Company's employee stock options equal the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized.

  Proforma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock option under the fair value method of that statement. Proforma net income/(loss) and earnings/(loss) per share for fiscal year end 2000 follows:

                                                            2000       1999
                                                          ---------  ---------
   Net loss
     As reported......................................... $(603,397) $(493,672)
     Pro forma........................................... $(650,684) $(661,620)
   Earnings per common share and common share equivalent
     As reported.........................................     (1.42)     (1.60)
     Pro forma...........................................     (1.53)     (2.15)

  The above disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

  The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The model incorporates the following assumptions:

                                                             Options Issued
                                                         -----------------------
                                                         Fiscal 2000 Fiscal 1999
                                                         ----------- -----------
     Risk-free interest rate............................   5.129%      5.129%
     Expected life......................................   5 Yrs.      5 Yrs.
     Expected volatility................................   49.00%      26.00%
     Expected dividends.................................     None        None

Note 10. Employee Benefits

  In December 1999 the Bank adopted a salary reduction plan (Simple IRA) which covers substantially all full time employees. The cost to the Bank for this plan was approximately $3,100 for the year ended June 30, 2000.

  On December 22, 1999 the Company granted its Chief Executive Officer a restricted stock award of 2000 shares of the Company's common stock. The shares are subject to a vesting period ranging from three to to five years. The unearned compensation, measured by the quoted price of the stock on the award date ($10 per share), is shown as a separate reduction of stockholders' equity. The unearned compensation will be accounted for as expense over the vesting period.

Note 11. Commitments

  At June 30, 2000, the Bank was obligated under operating leases for office space and equipment. Net rental expense under these operating leases, included in occupancy and other, was $85,846 and $33,945 for the year ended June 30, 2000 and 1999, respectively. The office space is leased from a lessor entity in which a Company stockholder has a significant interest. Minimum lease payments under the operating leases are as follows:

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                                                               Office  Equipment
   For the Year Ended                                          lease     lease
   ------------------                                         -------- ---------
   2001...................................................... $ 77,907  $ 7,956
   2002......................................................   78,560    5,934
   2003......................................................   79,212    2,934
   2004......................................................   79,212      --
   2005......................................................   79,212      --
   2006 and thereafter.......................................  283,722      --
                                                              --------  -------
     Total................................................... $677,825  $16,824
                                                              ========  =======

  The Bank has an option to renew the office lease for two additional five year terms.

  The Bank has an available line of credit available in the amount of $250,000 at a corresponding bank.

Note 12. Stock Warrants

  On October 9, 1998 the Company entered into an agency agreement for services to sell the Company's common stock. The Agent was compensated, in part, with warrants to acquire 10,000 shares of the Company's stock at $12.00 per share at any time prior to October 9, 2003.

Note 13. Financial Instruments With Off-Balance-Sheet Risk

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Bank had outstanding commitments for additional borrowings as follows:

                                                               At June 30,
                                                           -------------------
                                                              2000      1999
                                                           ---------- --------
   Revolving, open-end lines secured by 1-4 family
    residential........................................... $  610,000 $ 80,000
   Commercial real estate, construction and land
    development...........................................    256,000      --
   Other, agricultural real estate, unsecured & check
    credit................................................  1,322,000  881,000
                                                           ---------- --------
     Total outstanding commitments and additional
      borrowings.......................................... $2,188,000 $961,000
                                                           ========== ========

  Commitments to extend credit which represent credit risk at variable and fixed rates were $256,000 and $1,932,000, at June 30, 2000, respectively.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments amounts do not necessarily represent future cash requirements. The Bank examines each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

  Commitments to sell loans amounted to $385,050 at June 30, 2000.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  The estimated fair values of the Company's financial instruments are as follows:

                                       June 30, 2000          June 30, 1999
                                  ----------------------- ---------------------
                                   Carrying                Carrying
                                    Amount    Fair Value    Amount   Fair Value
                                  ----------- ----------- ---------- ----------
   Financial assets:
     Cash and cash equivalents..  $   689,204 $   689,204 $2,743,898 $2,743,898
     Available for sale
      securities................    4,212,387   4,212,387    745,199    745,119
     FHLB stock.................       97,500      97,500     16,400     16,400
     Loans receivable...........   16,754,067  16,702,710  4,881,502  4,881,502
     Loans held for sale........      385,050     385,050    681,593    681,593
     Accrued interest
      receivable................      295,303     295,303     59,527     59,527
   Financial liabilities:
     Deposits...................   18,193,931  18,190,858  6,164,570  6,164,570
     Advance payments by
      borrowers.................       17,311      17,311     23,941     23,941
     Other Borrowings...........    1,950,000   1,948,809        --         --

  The market rates on loans and deposits at June 30, 1999 did not change materially from their contractual rates resulting in fair value being equal to the carrying amount.

Note 14. Significant Concentration of Credit Risk

  A significant portion of the Bank's loans receivable are to borrowers located in Mankato, Minnesota, and the surrounding counties. This geographic concentration amounted to approximately 70% of the total loans receivable balance for the years ended June 30, 2000.

  The Bank maintains its cash in bank deposit accounts which at time, may exceed federal deposit insurance limits. The Bank has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 15. Stockholders' Equity and Regulatory Matters

  The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table below) of total and Tier 1 capital (as defined in the regulation), to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2000, that the Bank meets all of capital adequacy requirements to which it is subject.

  As of June 30, 2000 and 1999, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY table. There are no conditions or events since that notification that management believes have changed the Bank's category.

  The Bank's actual capital amounts, and ratios are also presented in the table below (in thousands):

                                                                   To Be Well
                                                                  Capitalized
                                                                  Under Prompt
                                                   For Capital     Corrective
                                                     Adequacy        Action
                                       Actual        Purposes      Provision
                                   -------------- -------------- --------------
                                   Amount Percent Amount Percent Amount Percent
                                   ------ ------- ------ ------- ------ -------
As of June 30, 2000
  Total Capital (to Risk Weighted
   Assets)........................ $2,717  15.3%  $1,423  8.0%   $1,779  10.0%
  Tier 1 Capital (to Risk Weighted
   Assets)........................ $2,535  14.2%  $  712  4.0%   $1,068   6.0%
  Tier 1 Capital (to Average
   Assets)........................ $2,535  12.3%  $  823  4.0%   $1,028   5.0%
As of June 30, 1999
  Total Capital (to Risk Weighted
   Assets)........................ $2,785  44.2%  $  504  8.0%   $  630  10.0%
  Tier 1 Capital (to Risk Weighted
   Assets)........................ $2,729  43.3%  $  252  4.0%   $  378   6.0%
  Tier 1 Capital (to Average
   Assets)........................ $2,729  36.5%  $  299  4.0%   $  374   5.0%

  The Bank may not declare or pay cash dividends to the Company if the effect would be to reduce capital below applicable regulatory requirements or if such declaration and payment would otherwise violate regulatory requirements.

Note 16. Effects of New Financial Accounting Standards

  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"--issued June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the fiscal year beginning July 1, 2000 and management believes adoption will not have a material effect.

Note 17. Joint Venture

  In July 1999, the Company acquired a 49 percent joint venture interest in Homeland Mortgage Company, LLC (Homeland Mortgage), a limited liability company, in exchange for a total cash consideration of $196,000. The investment in Homeland Mortgage is being accounted for using the equity method. Homeland Mortgage's primary business is originating residential real estate loans that are secured by first and second mortgages and sold into the secondary mortgage market and mortgage loan servicing.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

  Condensed financial information of Homeland Mortgage is as follows:

                                                                     June 30,
                                                                       2000
                                                                     ---------
   Balance Sheet
   Cash and cash equivalents........................................ $  99,220
   Other current assets.............................................    34,837
   Property and equipment, net......................................    33,900
   Other............................................................     3,500
                                                                     ---------
     Total assets................................................... $ 136,620
                                                                     =========
   Current liabilities.............................................. $   2,943
   Equity...........................................................   168,514
                                                                     ---------
     Total liabilities and equity................................... $ 171,457
                                                                     =========

                                                                      For the
                                                                       Year
                                                                       Ended
                                                                     June 30,
                                                                       2000
                                                                     ---------
   Income Statement
   Income
     Interest....................................................... $   8,538
     Gain on sale of loans..........................................    41,781
     Fees and service charges.......................................   140,977
                                                                     ---------
       Total income.................................................   191,296
   Expenses
     Operating......................................................   416,675
     Interest.......................................................     6,107
                                                                     ---------
                                                                       422,782
                                                                     ---------
       Net loss..................................................... $(231,486)
                                                                     =========

  The Company's 49% investment in Homeland is included in other assets on the consolidated statement of condition in the amount of $82,572 as of June 30, 2000 and its 49% share of the net loss is included with non-interest expenses in the consolidated statement of operations as subsidiary loss.

Note 18. Merger Expense

  On September 30, 1999 the Company and First Federal Holding Company of Morris, Inc. "Morris" entered into an agreement for the merger of Morris with and into the Company. The merger was not consummated because regulatory approval was denied and all expenses incurred that pertain to the merger attempt are included in non-interest expenses as merger expenditures.

Note 19. Secondary Stock Offering Initiated

  The Company expects to file a post-effective Registration Statement on Form SB-2 with the Securities and Exchange Commission to register the sale of up to 300,000 shares of its common stock. The shares will be offered and sold to the public on a best efforts basis by its sales agent and they must sell a minimum of 50,000 shares in order to sell any shares.

                 NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

Note 20. Parent Only Condensed Financial Information

  This information should be read in conjunction with the other Notes to Consolidated Financial Statements. On January 25, 1999 the Company issued $4.3 million of common stock and contributed $3,000,500 of the net proceeds to the Bank as equity capital.

                       Statement of Financial Condition

                                                                June 30,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
                           Assets
   Cash (1).............................................. $   72,768 $  704,700
   Investment in Bank subsidiary.........................  2,500,446  2,726,471
   Prepaid assets........................................    161,625        --
   Investment in Homeland Mortgage.......................     82,572        --
                                                          ---------- ----------
     Total............................................... $2,817,411 $3,431,171
                                                          ========== ==========
            Liabilities and Shareholders Equity
   Other liabilities..................................... $   29,007 $    7,469
   Shareholders' equity..................................  2,788,404  3,423,702
                                                          ---------- ----------
     Total............................................... $2,817,411 $3,431,171
                                                          ========== ==========

--------
(1) The parent company cash is deposited in the Bank and eliminated on the consolidated statement of financial condition.

                              Statement of Income

                                                          For the Year Ended
                                                               June 30,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
   Interest from:
     Deposits in subsidiary.............................  $  15,052  $   7,565
     Nonaffiliated bank.................................        --       5,191
                                                          ---------  ---------
       Total income.....................................     15,052     12,756
   Expenses:
     Non-interest expenses..............................    310,897    234,899
     Undistributed equity loss in subsidiary............    113,428        --
     Income tax (refund) expense........................        --         --
                                                          ---------  ---------
       Total expenses...................................    424,325    234,899
                                                          ---------  ---------
   Loss before equity in undistributed net loss of Bank
    subsidiary..........................................   (409,273)  (222,143)
   Equity reduction from undistributed net comprehensive
    loss of Bank subsidiary.............................   (226,025)  (274,029)
                                                          ---------  ---------
   Net comprehensive loss...............................  $(635,298) $(496,172)
                                                          =========  =========

                  NORTHERN STAR FINANCIAL, INC. AND SUBSIDIARY

                            Statement of Cash Flows

                                                         For the Year Ended
                                                              June 30,
                                                        ----------------------
                                                          2000        1999
                                                        ---------  -----------
   Net loss............................................ $(635,298) $  (496,172)
   Adjustments:
     Loss on equity investment.........................   113,428          --
     Bank operating loss...............................   226,025      274,029
     Decrease (Increase) in other assets...............  (161,625)       5,580
     Increase in other liabilities.....................    21,538        7,469
                                                        ---------  -----------
       Net cash (used in) operations...................  (435,932)    (209,094)
                                                        ---------  -----------
   Cash flows from investing activities:
     Investment in Bank subsidiary.....................       --    (3,000,500)
     Investment in mortgage company....................  (196,000)         --
                                                        ---------  -----------
       Net cash (used in) investing activities.........  (196,000)  (3,000,500)
                                                        ---------  -----------
   Cash flows from financing activities:
     Proceeds from sale of common stock................       --     4,256,000
     Payments for stock issuance costs.................       --      (332,267)
     Decrease in prepaid organizational costs..........       --          9226
     (Refunds to) Advances from organizers.............       --       (18,665)
                                                        ---------  -----------
       Net cash provided by financing activities.......       --     3,914,294
                                                        ---------  -----------
   (Decrease) increase in cash and cash equivalents....  (631,932)     704,700
   Cash and cash equivalents
     Beginning of year.................................   704,700          --
                                                        ---------  -----------
     End of year....................................... $  72,768  $   704,700
                                                        =========  ===========

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  You should rely only on the information contained in this document. We have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is illegal. The information in this prospectus is complete and accurate as of the date on the cover, but the information may change in the future.

                                ---------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary..................................................................    1
Risk Factors.............................................................    5
Use of Proceeds..........................................................    9
Dividend Policy..........................................................    9
Capitalization...........................................................   10
Price Range of Common Stock..............................................   10
Northern Star Financial Management's Discussion and Analysis of Financial
 Condition and Results of Operations.....................................   11
Northern Star Financial Business.........................................   26
Northern Star Financial Management.......................................   30
Northern Star Financial Compensation of Executive Officers and
 Directors...............................................................   32
Northern Star Financial Principal Shareholders and Management............   34
Supervision and Regulation...............................................   35
Description of Our Capital Stock.........................................   41
Shares Eligible for Future Sale..........................................   44
Underwriting.............................................................   45
Legal Matters............................................................   46
Experts..................................................................   46
Where You Can Get More Information.......................................   46

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                       [LOGO OF NORTHERN STAR FINANCIAL]

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------


                      [LOGO OF BERTHEL FISHER & COMPANY]


                               September 18, 2000

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